Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE SHAREHOLDERS OF

i-80 GOLD CORP.

TO BE HELD ON MAY 14, 2024

April 11, 2024

i-80 GOLD CORP.
717B Thunder Bay,

Ontario P7B 6B5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of i-80 Gold Corp. (the "Corporation") will be held on Tuesday, May 14, 2024 at 4:00 p.m. (Toronto time) at the offices of Bennett Jones LLP located at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2023, together with the report of the auditor thereon;
2.	to set the number of directors of the Corporation at nine;
3.	to elect the directors of the Corporation for the ensuing year;
4.	to consider, and if deemed advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular (as defined herein), ratifying and approving the unallocated entitlements under the Corporation's omnibus incentive plan;
5.	to appoint the auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of the auditor; and
6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular (the "Circular"). Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters.

The board of directors of the Corporation has fixed the close of business on April 5, 2024, as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting.

All Shareholders are urged to vote on the matters before the Meeting by proxy, which can be submitted electronically, by mail or by telephone as further described herein. The Corporation is offering Shareholders the option to listen to, but not participate or vote at, the Meeting by accessing the following URL https://app.webinar.net/eb85pbLyxrG, or by dialing in at 1-416-764-8650 (Toronto) or 1-888-664-6383 (North American Toll Free). Changes to the Meeting date and/or means of holding the Meeting may be announced by way of press release, which would be filed on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile. Please monitor the Corporation's press releases and the Corporation's website for updated information up until the date of the Meeting. We do not intend to prepare an amended management information circular in the event of changes to the Meeting format.

Whether or not you are able to attend the Meeting, you are encouraged to provide voting instructions on the enclosed form of proxy as soon as possible. To be included at the Meeting, your completed and executed form of proxy must be received by TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, no later than 4:00 p.m. (Toronto time) on Friday, May 10, 2024 (or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting in the event of an adjournment of the Meeting) or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Voting instructions may also be provided by internet or facsimile by following the instructions on the form of proxy. Shareholders may contact TSX Trust for assistance via email at tsxtis@tmx.com or by calling 416-342-1091 (local) or 1-866-600-5869 (toll-free).

DATED at Thunder Bay, Ontario this 11th day of April, 2024.

BY ORDER OF THE BOARD
(Signed) "Ewan S. Downie"
Chief Executive Officer and Director

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i-80 GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

April 11, 2024

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of i-80 Gold Corp. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") to be held at 4:00 p.m. (Toronto time) on Tuesday, May 14, 2024, and at all adjournments thereof, at the offices of Bennett Jones LLP located at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"). The ability to participate and vote at the Meeting is limited to Shareholders who are present at the Meeting in person or by proxy. The Corporation is offering Shareholders the option to listen to, but not participate or vote at, the Meeting by accessing the following URL https://app.webinar.net/eb85pbLyxrG, or by dialing into the conference line at 1-416-764-8650 (Toronto) or 1-888-664-6383 (North American Toll Free).

Should any changes to the Meeting format occur, the Corporation will announce any and all such changes by way of news release, which will be filed under the Corporation's profile on SEDAR+ at www.sedarplus.ca.

Record Date

The directors of the Corporation have fixed April 5, 2024, as the record date for the determination of Shareholders entitled to receive notice of the Meeting (the "Record Date"). Only Shareholders of record on the Record Date and their duly appointed proxyholders are entitled to attend and vote at the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Corporation. Directors, officers and employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation ("Common Shares") in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Appointment of Proxies

A registered holder of Common Shares (a "Registered Shareholder") may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, such Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

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The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder), other than the persons designated in the form of proxy, to represent such Shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed form of proxy to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, no later than 4:00 p.m. (Toronto time) on Friday , May 10, 2024 (or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting in the event of an adjournment of the Meeting), or depositing the completed and executed form of proxy with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Voting instructions may also be provided by internet or facsimile by following the instructions on the form of proxy. Shareholders may also fax the executed form of proxy via 416-595-9593 or vote online at www.voteproxyonline.com using their 12-digit control number located on their form of proxy.

Revocation of Proxies

An i-80 Shareholder who has given a proxy may revoke it by an instrument in writing executed by the i-80 Shareholder or by his, her or its attorney authorized in writing or, where the i-80 Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Corporation’s registrar and transfer agent, TSX Trust Company, by fax via (416) 595-9593 or at the following address: 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the Shareholder contained on the form of proxy. In the absence of instructions, such Common Shares will be voted in favour of each of the matters described in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to, or variations of, the matters described in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. As at the date hereof, management of the Corporation knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matter which is not now known to management of the Corporation should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such form of proxy will be voted on such matter in accordance with the judgment of the person named as proxy thereon.

Signing of Proxy

The form of proxy must be signed by the Shareholder or by the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation, by an authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

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Non-Registered Shareholders

Only Registered Shareholders of the Corporation and duly appointed proxyholders are permitted to attend and vote at the Meeting. The Common Shares of a non-registered Shareholder (a "Non-Registered Shareholder") who beneficially owns Common Shares will generally be registered in the name of either:

(a)	an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Common Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or
(b)	a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust Company) of which the Intermediary is a participant.

There are two kinds of beneficial owners: objecting beneficial owners ("OBOs") who object to their name being made known to issuers of securities which they own, and non-objecting beneficial owners ("NOBOs") who do not object to their name being made known to issuers of securities which they own.

Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may use this list to distribute proxy-related materials directly to NOBOs. The Corporation has decided to take advantage of the provisions of NI 54-101 that allow it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Corporation's transfer agent, TSX Trust Company.

With respect to OBOs, in accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the accompanying form of proxy (collectively, the "Meeting Materials") to the Intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will be given either:

(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the voting instruction form to validly constitute a form of proxy, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1.

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In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the form of proxy is to be delivered.

A Non-Registered Shareholder who has submitted a voting instruction form or form of proxy may revoke it by contacting the Intermediary through which the Common Shares of such Non-Registered Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

Quorum

The quorum for the transaction of business at any meeting of holders of Common Shares is two Shareholders entitled to vote that the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued and outstanding Common Shares. In the event that a quorum is not present within one-half hour from the time set for the holding of the Meeting, the Meeting stands adjourned to same day in the next week, at the same time and place.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors (the "Board") of the Corporation has fixed April 5, 2024, as the record date for the determination of the Shareholders entitled to receive notice of the Meeting. Shareholders of record at the close of business on April 5, 2024, will be entitled to vote at the Meeting and at all adjournments thereof.

As at April 5, 2024, there were 315,198,675 Common Shares issued and outstanding. Each Common Share will entitle the holder of record thereof to one vote at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at April 5, 2024, no person or company beneficially owned or controlled or directed, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, except as stated below.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed (1)	Percentage of Outstanding Common Shares Beneficially Owned, Controlled or Directed (2)
Equinox Gold Corp.	50,241,248(3)	15.94%

Notes:

(1)	The information as to the number of Common Shares beneficially owned, controlled or directed, and percentage of voting rights, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or furnished by the Shareholders listed above.
(2)	Calculated on an undiluted basis, based on 315,198,675 Common Shares outstanding as of the Record Date.
(3)	Equinox Gold Corp. ("Equinox Gold") owns 8,953,920 Common Shares directly and 41,287,328 Common Shares indirectly through Premier Gold Mines Limited ("Premier"), a wholly owned subsidiary of Equinox Gold.

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BUSINESS OF THE MEETING

1.	Receiving the Financial Statements

The audited financial statements of the Corporation for the financial year ended December 31, 2023, together with the report of the auditor thereon, have been mailed to the Corporation's registered and beneficial Shareholders who requested to receive them. The financial statements are also available on SEDAR+ at www.sedarplus.ca.

The financial statements of the Corporation for the year ended December 31, 2023, together with the report of the auditor thereon, will be placed before the Meeting.

2.	Setting the Number of Directors

Management proposes to nominate the persons named under the heading "Election of Directors" for election as directors of the Corporation. It is proposed to set the number of directors at nine. This requires the approval of the shareholders of the Corporation by an ordinary resolution, which approval is being sought at the Meeting.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the number of directors of the Corporation to be set at nine, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of setting the number of directors of the Corporation at nine.

3.	Election of Directors

At the Meeting, Shareholders will be asked to elect nine directors for the ensuing year. The directors of the Corporation are to be elected in accordance with the Corporation's majority voting policy (see "Statement of Corporate Governance Practices - Majority Voting Policy"). Each director elected will hold office until the close of the next annual meeting of the Shareholders following his or her election unless his or her office is earlier vacated in accordance with the articles of the Corporation.

The following table sets forth certain information regarding each of the persons nominated for election as a director of the Corporation, including their name, position, province or state and country of residence, principal occupation, business or employment during the last five years, the date on which they became a director of the Corporation and the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by them:

Name, Position and Province or State and Country of Residence	Director Since	Principal Occupation, Business or Employment During the Last Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Ron Clayton(8)(9) Non-Executive Chairman Nevada, USA	April 2021	Mr. Clayton is currently serving as director and Non- Executive Chairman of the Corporation. Mr. Clayton previously acted as President and Chief Executive Officer of 1911 Gold Corporation (January 2019 to March 2022) and as a director of 1911 Gold Corporation (December 2018 to May 2022), a director of Gold Standard Ventures Corporation (January 2018 to August 2022), a director of Mayfair Gold Corporation (June 2020 to May 2021), President, Chief Executive Officer and a director of Tahoe Resources Inc. (August 2016 to June 2018), Chief Operating Officer of Tahoe Resources Inc. (March 2010 to August 2016) and Vice President, Operations of Hecla Mining Co. (October 2002 to March 2010). Mr. Clayton earned his Bachelor of Science degree in Mining Engineering from the Colorado School of Mines. He is also a graduate of the Tuck Executive Program at Dartmouth College.	100,000 Common Shares

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Name, Position and Province or State and Country of Residence	Director Since	Principal Occupation, Business or Employment During the Last Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Ewan Downie(8) Chief Executive Officer and Director Ontario, Canada	November 2020	Mr. Downie is currently serving as the Chief Executive Officer and director of the Corporation (since November 2020). Mr. Downie previously served as the President and Chief Executive Officer of Premier from May 2006 to April 7, 2021. Mr. Downie is also the Non-Executive Chairman and a director of Wolfden Resources.	6,486,855 Common Shares
Eva Bellissimo(6)(7) Director Ontario, Canada	April 2021	Ms. Bellissimo co-leads the Global Metals & Mining Group at McCarthy Tétrault LLP, a leading national law firm with offices in Canada, New York and London, and brings to i-80 Gold a wide breadth of legal, financing, cross-border M&A and corporate governance expertise. With more than 20 years of experience in the mining industry, Ms. Bellissimo has been a trusted advisor to numerous companies in the sector, having led hundreds of transactions. In addition, Ms. Bellissimo has sat on a number of public company boards and also lectures on Mining Finance at the Osgoode Certificate in Mining Law Program.	22,435 Common Shares
John Begeman (2)(4)(5)(6) Director South Dakota, USA	April 2021	Mr. Begeman is a professional mining engineer with over 40 years of mining experience. Along with i-80 Gold, he is also a director for Allied Gold Corp and Pan American Silver. He recently sat on the board of directors of Yamana Gold Inc. He served on the board of Premier Gold Mines Limited in 2006 and became its Chairman in 2015. Previously, Mr. Begeman served as President and Chief Executive Officer of Avion Gold Corporation (from 2008 to 2012), President, Chief Executive Officer and a director of Valencia Ventures Ltd. (2008 to 2010), Chief Operating Officer of Zinifex Canada Inc. (2006 to 2008) and Vice President, Western Operations of Goldcorp Inc. (from 2000 to 2006). In his capacity for Goldcorp Inc., Mr. Begeman was responsible for the company's surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to Goldcorp Inc., Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a Bachelor of Science in Mining Engineering, a Master of Science in Engineering Management and a Master of Business Administration. Mr. Begeman is a member of the Institute of Corporate Directors and has attained the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.	722,723 Common Shares
John Seaman(2)(3)(4) Director Ontario, Canada	April 2021	Mr. Seaman was the Chief Financial Officer of Premier Gold Mines from August 2006 to June 2012 and Chief Financial Officer of Wolfden Resources Inc. from October 2002 to May 2007. He also sat on the board for Premier as Lead Director. John is and has been a director and/or officer of various public companies, including Wolfden Resources Corporation, Norseman S10ilver Inc. and Magna Mining Inc. Mr. Seaman is a member of the Institute of Corporate Directors and has attained the ICD.D designation.	218,442 Common Shares

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Name, Position and Province or State and Country of Residence	Director Since	Principal Occupation, Business or Employment During the Last Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Greg Smith(4)(8) Director British Columbia, Canada	April 2021	Mr. Smith is currently the CEO and a director of Equinox Gold (since September 1, 2022). Mr. Smith was previously the President of Equinox Gold since March 2017, when JDL Gold merged with Luna Gold, and helped to lead the team through four mergers and an asset acquisition to grow the company from a single-asset developer to a multi-asset producer. Prior to his role as CEO of JDL Gold, he held the roles of CEO and founder of Anthem United, President and CEO of Esperanza Resources prior to its sale to Alamos Gold, and CFO of Minefinders Corporation prior to its sale to Pan American Silver. Previously Mr. Smith has held management positions at both Goldcorp and the mining division of KPMG LLP, and he also acted as a director of Premier Royalty prior to its sale to Sandstorm Gold. Currently Mr. Smith is a director of i-80 Gold, and is chair of Sandbox Royalties. Greg is a Canadian Chartered Professional Accountant.	61,749 Common Shares
Arthur Einav(2)(6) Director Ontario, Canada	April 2021	Mr. Einav is currently serving as General Counsel, Corporate Secretary, Senior Managing Director and Co- Head Enterprise Shared Services Group at Sprott Inc. Mr. Einav has worked on public and private debt and equity offerings, exchange offers, mergers and acquisitions and debt restructurings in a variety of industries. Mr. Einav has also previously served on an audit committee for another issuer listed on the NYSE. Mr. Einav is a member of the Institute of Corporate Directors and has attained the ICD.D designation.	[Nil]
Christina McCarthy(8) Director Ontario, Canada	May 2023	Ms. McCarthy is a geologist and has worked in the capital markets for over 16 years in various roles including research, institutional sales, corporate development as well as executive and board positions. She is the former President, Chief Executive Officer and director of Paycore Minerals Inc. which was acquired by i-80 Gold and former Vice President of Corporate Development for New Oroperu Resources Inc. which was acquired by Anacortes Minng Group. She previously served as Director of Corporate Development for McEwen Mining Inc. from December 2014 to December 2019. She is or has been a director and/or officer of various public companies, including Osisko Green Acquisition Ltd., Borealis Mining Kirkland Lake Discoveries Corp., Palamina Corp. and Dryden Gold Corp.	547,152 Common Shares
Cassandra Joseph Nevada, United States	N/A(10)	Ms. Joseph is currently General Counsel and Corporate Secretary of Ivanhoe Electric Inc. (since February 2023). She is a mining industry executive with over 20 years of experience in corporate, environmental, and intellectual property law. Before joining Ivanhoe Electric Inc. in February 2023, Ms. Joseph was the Senior Vice President and General Counsel for Nevada Copper Corp. from May 2019 to January 2023. Prior to Nevada Copper Corp., she served as Vice President, Associate General Counsel, Corporate Secretary, and Chief Compliance Officer for Nevada-based Tahoe Resources prior to its sale to Pan American Silver. Ms. Joseph also worked in the Nevada Attorney General's Office, representing the Division of Environmental Protection, the Division of Water Resources, and other agencies within the Department of Natural Resources. She holds a Juris Doctor from Santa Clara University School of Law and a Bachelor of Arts from the University of California, Berkeley.	[Nil]

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Notes:

(1)	The information as to the number of Common Shares beneficially owned, controlled or directed has been furnished by the respective nominee as of the Record Date.
(2)	Member of the Audit Committee of the Board.
(3)	Chair of the Audit Committee.
(4)	Member of the Compensation Committee of the Board.
(5)	Chair of the Compensation Committee.
(6)	Member of the Corporate Governance & Nominating Committee of the Board (the "CG&N Committee").
(7)	Chair of the CG&N Committee.
(8)	Member of the Health, Safety, Environment & Sustainability Committee of the Board (the "HSES Committee").
(9)	Chair of the HSES Committee.
(10)	Ms. Joseph is being put forward as a director nominee by management and if elected at the Meeting, her tenure as director of the Corporation will commence as at the date of the Meeting.

Based on the disclosure available on the System for Electronic Disclosure by Insiders, as of the Record Date, the director nominees, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of 8,159,356 Common Shares, representing approximately 2.58% on a non-diluted basis.

Other than as described below, none of the nominees for election as a director of the Corporation is, or has been, within the ten years prior to the date hereof:

(a)	a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such capacity; or
(b)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Arthur Einav was a director of RII North America Inc. on behalf of a company managed by an affiliate of Sprott Inc. On November 19, 2018, RII North America Inc. filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada).

None of the nominees for election as a director of the Corporation has within the ten years prior to the date hereof:

(a)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; or

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(b)	has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of each of the nominees whose names are set forth above, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of such nominee. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason at or prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion.

4.	Approval of Unallocated Entitlements under the Omnibus Incentive Plan

The Corporation's existing omnibus share incentive plan (the "Omnibus Incentive Plan") was approved and adopted on February 23, 2021, at a special meeting (the "Special Meeting") of the shareholders of Premier, in connection with the arrangement involving the Corporation, Premier and Equinox Gold Corp. (the "Arrangement"). The Omnibus Incentive Plan provides the Corporation with the choice of stock options ("Options"), share units ("Share Units") and deferred share units ("DSUs", collectively with Options and Share Units, the "Awards") for grant. For a summary of the key terms of the Omnibus Incentive Plan, see "Securities Authorized for Issuance under Equity Compensation Plans - Summary of the Omnibus Incentive Plan". The full text of the Omnibus Incentive Plan is appended as Appendix "B" to this Circular.

As of the date hereof, an aggregate of 14,456,432 Awards were outstanding under the Omnibus Incentive Plan and an aggregate of 14,456,432 Common Shares were reserved for issuance upon the exercise, redemption or settlement, as the case may be, of such Awards (representing approximately 4.59% of the issued and outstanding Common Shares).

Under the rules of the Toronto Stock Exchange, all unallocated Awards and other entitlements under the Omnibus Incentive Plan must be approved by the Shareholders every three years. As such, at the Meeting, Shareholders would be asked to pass an ordinary resolution to approve all unallocated Awards and other entitlements under the Omnibus Incentive Plan (the "Omnibus Incentive Plan Resolution"). The text of the Omnibus Incentive Plan Resolution to be considered at the Meeting will substantially be as follows:

"BE IT RESOLVED as an ordinary resolution of the shareholders of i-80 Gold Corp. (the "Corporation") that:

1.	all unallocated Awards and other entitlements under the Corporation's omnibus shares incentive plan (the "Omnibus Incentive Plan") are hereby authorized and approved;
2.	the Corporation shall have the ability to continue granting Awards under the Omnibus Incentive Plan until May 14, 2027; and
3.	any one officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

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If approval of the Shareholders is obtained at the Meeting, the Corporation will not be required to seek further approval of the unallocated Awards and other entitlements under the Omnibus Incentive Plan until the annual meeting of Shareholders in 2027. If the approval of the Shareholders is not obtained at the Meeting, the currently outstanding Awards will continue in full force and be unaffected, however, all unallocated Awards and other entitlements under the Omnibus Incentive Plan shall be cancelled and no further grants under the Omnibus Incentive Plan may be made until the requisite Shareholder approval is obtained.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the approval of Omnibus Incentive Plan Resolution, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be voted against the Omnibus Incentive Plan Resolution.

5.	Appointment of Auditor

It is proposed that Grant Thornton LLP (USA) ("Grant Thornton") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of the Shareholders and that the directors of the Corporation be authorized to set the auditor's remuneration. Grant Thornton is currently the auditor of the Corporation and has been the auditor of the Corporation since December 5, 2022.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the appointment of Grant Thornton as the auditor of the Corporation until the close of the next annual meeting of the Shareholders or until its successor is appointed and the authorization of the directors of the Corporation to fix the remuneration of Grant Thornton, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the appointment of Grant Thornton as the auditor of the Corporation.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

When used in this section, the term "NEO" or "Named Executive Officer" means each of the following individuals: (i) the Chief Executive Officer of the Corporation; (ii) the Chief Financial Officer of the Corporation; (iii) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and (iv) each individual who would be an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year. For the financial year ended December 31, 2023, the Named Executive Officers of the Corporation were the following:

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•	Ewan Downie, Chief Executive Officer;
•	Ryan Snow, Chief Financial Officer;
•	Matthew Gili, President and Chief Operating Officer;
•	Matthew Gollat, Executive Vice-President, Business and Corporate Development; and
•	Curtis Turner, Vice-President Finance and Corporate Controller

All dollar amounts in this Circular are expressed in United States dollars, except as otherwise indicated. References to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars.

Compensation Discussion and Analysis

Compensation Governance

The directors of the Corporation administer the Corporation's executive compensation policy with advice from the Compensation Committee. The Compensation Committee is responsible for, among other things:

•	reviewing and making recommendations to the Board with respect to the compensation policies and practices of the Corporation;
•	annually reviewing and recommending to the Board for approval the remuneration of the senior officers of the Corporation, with such review being carried out by the Compensation Committee in consultation with the Chief Executive Officer, other than the review of the remuneration of the Chief Executive Officer, for which the Chief Executive Officer may not be present during voting or deliberations relating to his or her own compensation;
•	reviewing the goals and objectives of the Chief Executive Officer for the next financial year of the Corporation and providing an appraisal of the performance of the Chief Executive Officer following the completion of each financial year;
•	meeting with the Chief Executive Officer on at least an annual basis to discuss goals and objectives for the other senior executives, their compensation and performance;
•	making, on an annual basis, a recommendation to the Board as to any incentive award to be made to the senior officers of the Corporation;
•	comparing, on an annual basis, the total remuneration and the main components thereof of the senior officers of the Corporation with the remuneration of peers in the same industry; and
•	annually identifying any risks associated with the compensation policies and practices of the Corporation that are reasonably likely to have a material adverse effect on the Corporation, considering the implications of any such risks and, to the extent necessary, establishing practices to identify and mitigate compensation policies and practices that could encourage senior executives to take any inappropriate or excessive risk.

Compensation Committee

The Compensation Committee ensures that the total compensation paid to the Named Executive Officers is fair, reasonable, and consistent with the Corporation's compensation philosophy.

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For the year ended December 31, 2023, the Compensation Committee was comprised of three (3) members, being Messrs. John Begeman (Chair), John Seaman and Greg Smith, each of whom was independent. Mr. Greg Smith was appointed to the Compensation Committee as at May 9, 2023 and Mr. Arthur Einav, who was a member of the Compensation Committee from January 1, 2023 to May 9, 2023, rotated off the Compensation Committee effective on May 9, 2023. The members of the Compensation Committee have collectively gained extensive compensation-related experience in the mining and finance sectors both as senior officers and as members of the boards of directors and committees of other public and private corporations and through the pursuit of educational opportunities in this area. Each member draws on his respective management and governance experience to provide relevant compensation-related guidance on the Corporation's compensation policies and practices. The Board is confident that the collective experience of the committee members ensures that the Compensation Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Corporation.

The specific experience of each committee member for the year ended December 31, 2023, relevant to his responsibilities as a member of the Compensation Committee is summarized below:

Committee Member	Relevant Experience
John Begeman

Mr. Begeman is a professional mining engineer with over 40 years of mining experience. Along with i-80 Gold, he is also a director for Allied Gold Corp and Pan American Silver. He recently sat on the board of directors of Yamana Gold Inc. He served on the board of Premier Gold Mines Limited in 2006 and became its Chairman in 2015. Previously, Mr. Begeman served as President and Chief Executive Officer of Avion Gold Corporation (from 2008 to 2012), President, Chief Executive Officer and a director of Valencia Ventures Ltd. (2008 to 2010), Chief Operating Officer of Zinifex Canada Inc. (2006 to 2008) and Vice President, Western Operations of Goldcorp Inc. (from 2000 to 2006). In his capacity for Goldcorp Inc., Mr. Begeman was responsible for the company's surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to Goldcorp Inc., Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States.

Mr. Begeman holds a Bachelor of Science in Mining Engineering, a Master of Science in Engineering Management and a Master of Business Administration. Mr. Begeman is a member of the Institute of Corporate Directors and has attained the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.

John Seaman	Mr. Seaman was the Chief Financial Officer of Premier Gold Mines from August 2006 to June 2012 and Chief Financial Officer of Wolfden Resources Inc. from October 2002 to May 2007. He also sat on the board for Premier as Lead Director. John is and has been a director and/or officer of various public companies. Mr. Seaman is a member of the Institute of Corporate Directors and has attained the ICD.D designation.
Greg Smith	Mr. Smith was appointed CEO and a Director of Equinox Gold on September 1, 2022. Mr. Smith had been President of Equinox Gold since March 2017, when JDL Gold merged with Luna Gold, and helped to lead the team through four mergers and an asset acquisition to grow the company from a single-asset developer to a multi-asset producer. Prior to his role as CEO of JDL Gold, he held the roles of CEO and founder of Anthem United, President and CEO of Esperanza Resources prior to its sale to Alamos Gold, and CFO of Minefinders Corporation prior to its sale to Pan American Silver. Previously Mr. Smith has held management positions at both Goldcorp and the mining division of KPMG LLP, and he also acted as a director of Premier Royalty prior to its sale to Sandstorm Gold. Currently Mr. Smith is a director of i-80 Gold, and is chair of Sandbox Royalties. Mr. Smith is a Canadian Chartered Professional Accountant.

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Hedging

Named Executive Officers and directors of the Corporation are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Risk

The Compensation Committee recognizes that certain elements of compensation could promote unintended inappropriate or excessive risk-taking behaviours; however, the Corporation seeks to ensure that executive compensation packages appropriately balance short-term incentives (e.g., base salary, annual cash bonuses and equity incentive, if applicable) and long-term incentives (e.g., share-based and option-based awards). Base salaries and personal benefits are not subject to performance risk given the stage of the Corporation, as discussed above. To receive the benefit of long-term incentives (share-based and option-based awards), the executive officers must be employed by the Corporation (subject to limited exceptions), thereby better aligning executive performance with the interests of the Corporation and its Shareholders. The Compensation Committee believes that executive compensation risk management is reinforced by ongoing oversight of the Board of, among other things: the Corporation's financial results, regulatory disclosure, strategic plans, and fraud and error reporting; the Audit Committee's regular meetings with the external auditors (including without the presence of management); and the Corporation's internal controls, management information systems and financial control systems.

As a result of the factors discussed above, the Compensation Committee does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy

The Board of Directors of i-80 Gold Corp. have adopted a Clawback Policy to create and maintain a culture that emphasizes integrity and accountability and reinforces the Company’s compensation philosophy. The Clawback Policy provides for the recovery of erroneously awarded incentive compensation in the event that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirements under the federal securities laws. The full details of the Clawback Policy are available under the Corporate Governance section of the Corporation’s website.

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Approach to Compensation

The following table summarizes the Corporation's approach to executive compensation in 2023.

What i-80 Gold does:

✓    Pay for performance, aligning the interests of executives and shareholders

✓    Regularly reviews compensation levels and design vs. industry peers, with support from an independent compensation advisor

✓    Positions target compensation around the median of industry peers

✓    Balances focus on short-term and longer-term inventive plans

✓    Sets performance goals that are mindful of all stakeholders

✓    Stress-tests incentive compensation programs and payout scenarios

✓    Caps short-term incentive payouts

✓    Uses informed judgement in the evaluation of corporate and individual performance and executive pay decisions

✓    Requires senior executives and the board of directors to maintain a minimum level of share ownership

✓    Has a Clawback Policy applicable to incentive plans, providing for the recovery of compensation in the event of an accounting restatement due to material noncompliance of any financial reporting requirements

✓    Periodically conducts a review of potential risks that may arise from the executive compensation program

✓    Provides employment agreements to senior executives with contract terms and severance provisions aligned with market typical practices

What i-80 Gold does NOT do:

x    Does not guarantee pay

x    Does not make pay decisions solely based on formulaic performance results

x    Does not re-price outstanding equity without shareholder approval

x    Does not provide employee loans or provide tax gross ups

x    Does not permit insider trading or hedging of equity-based compensation (as part of the Anti-Hedging Policy)

Independent Compensation Consultant

In 2022, the Compensation Committee retained Southlea Group LP ("Southlea Group") as the Corporation's independent compensation consultant, providing support on executive and board of director compensation arrangements from time to time. Over the past two years, Southlea Group has assisted with developing the compensation peer group, benchmarking the competitiveness of compensation levels for senior executives and the board of directors, and summarizing market trends, incentive plan design practices and governance best practices among industry peers. The Compensation Committee considered the analysis of the Compensation Consultant in determining the amount and form of executives and director compensation for 2022 and 2023.

The following table details the aggregate fees incurred on behalf of the Compensation Committee in consideration of the services provided by Southlea Group in 2022 and 2023:

Southlea Group Fees	2023	2022
Executive compensation related fees	$19,000	$20,000
All other fees	-	-
Total Fees	$19,000	$20,000

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Executive Share Ownership Policy

The Corporation has adopted an Executive Share Ownership Policy on November 1, 2023 in order to align the interests of certain officers of the Company with those of the Shareholders by requiring certain officers to hold and maintain a significant number of Common Shares. Under the Share Ownership Policy, the shareholdings required (the "Executive Ownership Requirement") is the number of Common Shares, the value of which is equal to a specified multiple of the executive's salary, ranging from 1.5x for senior level officers (other than CEO, CFO and COO) to 3x for the CEO. The details of the Executive Ownership Requirements are outlined below.

Position	Multiple
Chief Executive Officer	3x base salary
President and Chief Operating Officer	2x base salary
Chief Financial Officer	2x base salary
Other senior level officers as determined by the Board	1.5x base salary

The officers subject to the Executive Ownership Requirements have five (5) years from the latest of: (i) their start date; (ii) the date of the promotion to a level with a higher Ownership Requirement; or (iii) the date they became subject to the guidelines, to meet the applicable Executive Ownership Requirements.

For the purposes of assessing the Executive Ownership Requirement, Common Shares, restricted share units ("RSUs") and DSUs, whether vested or not vested, are included. Unexercised Options (whether vested or not vested) are not counted toward Executive Ownership Requirements.

The following table shows the officer's holdings as of December 31, 2023, and whether they have met Executive Ownership Requirements as at December 31, 2023.

Name	Ownership Threshold Requirement ($)	Number of Common Shares	Number of DSUs / RSUs	Actual Share Ownership ($)(1)(4)	Threshold Met	Date to reach Ownership (5 years from hire date)
Ewan Downie(2)	C$1,740,000	6,366,855	174,172	C$15,240,593	Yes	2026-04-07
Ryan Snow(3)	$556,818	80,000	73,421	$297,292	No	2026-04-08
Matthew Gili(3)	$669,500	126,194	135,557	$518,744	No	2026-04-08
Matthew Gollat(2)	$409,425	245,349	73,689	$562,043	Yes	2026-04-07
Curtis Turner(3)	$335,400	0	14,104	$24,847	No	2027-10-03

Notes:

(1)	The currency used to calculate share ownership is based on the executive’s employment contract. Market value per Common Share on the date of valuation was determined using the closing price on the TSX on December 29, 2023 (C$2.33) and converted into US$ at an exchange ratio of $US1.00 = C$1.3226.
(2)	The value of Common Shares for Mr. Ewan Downie were determined based on a closing price on the date of valuation. The value of Common Shares for Mr. Matthew Gollat were determined using the closing price on the date of valuation and converted into US$ at an exchange ratio of US$1.00 = C$1.3226.
(3)	All other executives Common Share ownership was determined to be equal to the greater of the actual purchase price and the closing share price of the Common Shares on the TSX on the date of valuation.

(4) The value of unvested RSUs and vested but unsettled RSUs were determined using the closing share price of the Common Shares on the TSX on the date of valuation.

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For details on the share ownership policy in respect of directors of the Corporation, please see “Statement of Executive Compensation - Director Compensation - Director Share Ownership Policy”.

Philosophy and Objectives

When designing and reviewing the compensation program for executives of the Corporation, the Compensation Committee applies the following guiding principles: (i) that the Corporation should offer competitive compensation to attract, retain and motivate qualified executives in order for the Corporation to achieve the strategic plan and budgets approved by the Board; (ii) to act in the interests of the Corporation by being financially responsible; and (iii) to align the interests of executives with the interests of shareholders. Achievement of these objectives is expected to contribute to an increase in shareholder value of the Corporation over time.

Peer Group

The Compensation Committee compares the Corporation’s executive compensation design and levels with sample of mining industry peers. As part of the market review, base salary, short-term incentive compensation and long-term incentive compensation are compared to available external market data, according to position title, organizational role, and overall scope of responsibility.

The 2023 peer group used by the Compensation Committee in making its recommendations to the Board included the following 11 publicly traded mining companies with which the Corporation competes for executive talent and which the Corporation sees as its best available comparators. Using this peer group ensures the Corporation remains competitive in attracting, motivating, and retaining highly qualified and experienced executives. Companies were independently selected for inclusion in the peer group based on an in-depth review of many factors, including company size, geographic location, market capitalization, asset composition, degree of complexity, and stage of operations.

Artemis Gold Inc.	Argonaut Gold Inc.	SilverCrest Metals Inc.
Aura Minerals	Wesdome Gold Mines Ltd.	Victoria Gold Corp.
Orla Mining Ltd.	Sabina Gold & Silver Corp.	Dundee Precious Metals Inc.
Osisko Mining Inc.	Calibre Mining Corp.

Elements of Compensation Program

Executive officers of the Corporation receive both fixed compensation and performance-based variable incentive compensation. Total compensation of executive officers of the Corporation is comprised of:

•	base salary;
•	short-term incentives in the form of an annual cash bonus;
•	long-term incentives in the form of awards under the Corporation’s Omnibus Incentive Plan; and
•	perquisites and other personal benefits.

The allocation of total compensation to these different elements is based on a formula as determined by the Compensation Committee having considered market practices and realities as well as a discretionary assessment of an executive officer’s past contribution and ability to contribute to future short and long-term business results. The Compensation Committee annually reviews the total compensation package of each of the executive officers of the Corporation on an individual basis against the backdrop of the compensation goals and objectives described above and makes recommendations to the Board concerning the individual components of their compensation.

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Base Salary

The Corporation provides executive officers with base salaries that represent a fixed element of compensation and their minimum compensation for services rendered, or expected to be rendered. The base salary of executive officers depends on a number of factors, including: the scope of his or her experience, responsibilities, leadership skills, performance, and length of service; general industry trends and practices; current competitive market conditions; and the Corporation’s existing financial resources.

Base salaries are determined annually based on the Compensation Committee’s recommendations to the Board. In making its recommendations, the Compensation Committee annually reviews the base salaries of the executive officers of the Corporation against the base salaries of executive officers in comparable positions of public companies in the mining industry (see “Statement of Executive Compensation - Compensation Discussion and Analysis - Peer Group” above). The Compensation Committee also reviews third party compensation reports in making its recommendations.

Salary increases for the Chief Executive Officer and Chief Financial Officer were made in 2023 following a review of the external market trends and compensation peer groups by Southlea Group, the independent compensation consultant retained by the Compensation Committee. These increases helped to position salaries closer to the median of the compensation peer group.

Name	2023 Base Salary Paid	2022 Base Salary Paid	Increase from 2022
Ewan Downie	C$580,000	C$566,500	2%
Ryan Snow	$278,409	$272,950	2%
Matthew Gili	$334,750	$334,750	0%
Matthew Gollat	$272,950	$272,950	0%
Curtis Turner	$223,600	-	-

Short Term Incentives

In addition to base salary, the Corporation may provide Named Executive Officers with a short-term incentive award in the form of an annual cash bonus. Payments are made based on the recommendations of the Compensation Committee after assessing the achievement of corporate objectives and individual performance. The actual value of payments may vary from the amount calculated based on the application of reasonable discretion by the Compensation Committee and the Board.

The corporate and individual objectives are each weighted (85% and 15% respectively), with the average overall performance score used to determine the payout value.

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Corporate objectives are comprised of financial and corporate social responsibility ("CSR") related targets as well as operational and milestone related targets based on key performance objectives for each property. For each of the company and peer / market related targets, the Compensation Committee determines a rating based on meeting or exceeding certain pre-established criteria.

For the year 2023, the Corporation focused on corporate level health & safety, financial, mining operation, mining project and market performance. Corporate performance for the year resulting in overperformance, or higher than target results for the metrics in each of the areas of; health and safety, Financial, Mining operations and Mining projects. However, the Corporation under-performed on the metrics in the market performance due to share price performance relative to peers and the overall share price decrease during the year, resulting in receiving a 0% on this objective which was weighted 11% of the total scorecard.

Individual objectives are defined at the start of each year, specific to each role. For the financial year ended December 31, 2023, individual targets varied but included, among others, as applicable: (i) maintaining the Corporation's marketing initiatives; (ii) maximizing sales and integrating reporting and financial management and compliance; (iii) identification and potential acquisition of strategic assets; (iv) achievement of various operating objectives, cost and production goals; and (v) increasing reserves and resources and improving the proficiency of qualified persons.

At the end of the year, the Compensation Committee and the Board assess the Chief Executive Officer's personal performance and review the Chief Executive Officer's assessment of the personal performance of each of the other executive officers. Each objective receives a rating based on how the executive performed during the year.

Both corporate and individual objectives have a minimum score of 0, target score of 100, and maximum score of 200. However, the maximum overall short-term incentive award that can be granted is 150% of target. The Corporate Objectives Scorecard below shows:

a.	The year end score for each corporate objective category
b.	The weight of each objective category within the corporate scorecard (adds up to 100%)
c.	The score for each corporate objective category - (a) x (b)
d.	The final score which has been scaled down from the 0 - 200 range to a 0 - 150 range to reflect the maximum payout of 150% of the short-term incentive

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Corporate Objectives Scorecard for 2023

2023 Corporate Objectives	Year End Score [max 200%] (a)	Weight (b)	Score (c)	Final Score (d)
Health and Safety:	139%	15%	21%	19%
• Environmental compliance
• Health and safety
Financial:	200%	18%	35%	31%
• Net asset value (NAV) expansion
• EBITDA targets
Mining Operations:	143%	25%	36%	32%
• Production targets
• Initial reserve publication
• Expanded resource targets
Mining Projects:	111%	32%	36%	32%
• Ruby Hill project (project economic, drill program and permitting targets)
• McCoy-Cove (including drill program and development)
• Granite Creek (including drill program and project economic)
• Lone Tree project (including autoclave and metallurgy study advancement)
Market • Share price performance relative to peers • Absolute share price performance	0%	10%	0%	0%
Overall Corporate Score		100%	128%	114%

2023 Short-term Incentive Awards

For the financial year ended December 31, 2023, the Board set target and maximum award values for each Named Executive Officer, representing the percentage of their base salary that their annual cash bonus would total assuming each executive officer achieved the minimum and maximum performance results. The value of actual short-term incentive payments for 2023 are shown below.

Name	Target STIP	Corporate Score (85% Weight)	Individual Score (15% Weight)	Weighted Overall Score	Actual STIP
	% of Salary	% of Target	% of Target	% of Target	$
Ewan Downie	110%	114%	100%	112%	C$712,566
Ryan Snow	80%	114%	103%	112%	$249,594
Matthew Gili	80%	114%	104%	112%	$300,605
Matthew Gollat	80%	114%	100%	112%	$243,881
Curtis Turner	50%	114%	99%	111%	$124,657

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Security-Based Compensation

Long-term incentive compensation is provided through equity incentive awards granted under the Omnibus Incentive Plan. The Omnibus Incentive Plan was established for the benefit of full-time and part-time employees, officers and directors of the Corporation and its affiliates, as well as individuals or corporations engaged to provide ongoing management or consulting services to any of the foregoing, which may be designated from time to time. The Omnibus Incentive Plan is administered by the directors of the Corporation, or if the directors so determine, the committee of the directors authorized to administer the Omnibus Incentive Plan.

Equity incentive awards are designed to motivate executives to achieve long-term business results, to align their interests with those of shareholders and to attract and retain executives. Grants are made based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity. Previous grants are taken into consideration when determining the value of new grants.

For 2023, long-term incentive compensation for the Named Executive Officers was delivered in RSUs and Stock Options. Details of each vehicle are summarized below.

Features	Restricted Share Units	Stock Options
Grant Mix	75%	25%
Purpose	The purpose of RSUs is to advance the interests of the Company through the motivation, attraction and retention of participants.	The purpose of Stock Options is to motivate share price growth over time, and align the interests of participants and shareholders.
Term/Vesting	The RSUs shall vest one-third on each of September 1, 2024, September 1, 2025 & September 1, 2026	One third immediately (February 22, 2024), one third vesting in one year (February 22, 2025), one third vesting in 2 years (February 22, 2026)
Form of Settlement	Each RSU provides the holder with a right to receive (i) a Common Share or (ii) cash on the date the RSUs are fully vested.	Each Option entitles the holder to purchase a Common Share at an exercise price set at the time of grant.

Long-term Incentives Granted for 2023 Compensation

For the financial year ended December 31, 2023, the Board set a target and maximum grant value for each Named Executive Officer, linked directly to the total performance score (combination of corporate objectives and individual performance) as part of the short-term incentive awards for 2023. Grant values are expressed as a percentage of each Named Executive Officer’s base salary, multiplied by the performance score determined by the Board.

For 2023, total performance scores for Named Executive Officers were 111% or 112% of target. Applying these scores to target long-term incentive levels, the grant values for Named Executive Officers would have ranged from 45% to 168% of base salary. However, the Board evaluated overall company performance and applied discretion to reduce grant values down to 100% of target (or 40% to 150% of base salary), to recognize negative share price and negative total shareholder returns in 2023.

The table below summarizes the grant value of long-term incentives and the number of RSUs and Stock Options granted for 2023 compensation.

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Name and Position	Target LTI (% of Base Salary)	Restricted Share Units (75% of LTI Mix) (1)		Stock Options (25% of LTI Mix)(2)
		$	# of Units	$	# of Options
Ewan Downie	150%	C$652,500	372,857	C$217,500	319,853
Ryan Snow	100%	$208,807	160,621	$69,602	160,621
Matthew Gili	150%	$376,594	289,688	$125,531	251,063
Matthew Gollat	100%	$204,713	157,471	$68,238	136,475
Curtis Turner	40%	$67,080	51,600	$22,360	44,720

Notes:

(1)	The Corporation used a share price of C$1.75 when determining the number of Share Units granted to Mr. Ewan Downie and a share price of $1.30 when determining the number of Share Units granted to all other executives. The market value of common shares were calculated using the closing price on the TSX on February 21, 2024 (C$1.75) and converted into US$ at an exchange ratio of US$1.00 = C$1.3462.
(2)	The Corporation uses the Black-Scholes model to calculate the fair value of option-based awards on the grant date. The Corporation chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The Black-Scholes model requires six key inputs: risk-free interest rate, exercise price of the option, market price of the Common Shares at the date of grant, expected dividend yield, expected life and share price volatility, all of which, except for exercise price of the option and market price of the Common Shares at the date of grant, are estimates of management. In calculating the fair value of options granted on February 22, 2024, management assumed a risk-free interest rate of 3.93%, an exercise price of C$1.75, a market price of the Common Shares at the date of grant of C$1.75, an expected dividend yield of 0%, an expected life of 3 years, an average share price volatility of 52.24%, and an average forfeiture rate of 4.16%.

For additional details concerning the Omnibus Incentive Plan, see "Securities Authorized for Issuance Under Equity Compensation Plans - Summary of the Omnibus Incentive Plan".

Perquisites and Other Personal Benefits

In addition to the compensation described above, each of the Named Executive Officers is entitled to receive other benefits during the term of employment, which may include all or some of health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance and disability insurance.

Performance Graph

The following graph compares, from April 13, 2021, the date the Common Shares commenced trading on the Toronto Stock Exchange ("TSX"), to December 31, 2023, the cumulative total shareholder return on a C$100 investment in the Common Shares with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index.

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	Apr 13, 2021 (C$)	Dec 31, 2021 (C$)	Dec 31, 2022 (C$)	Dec 31, 2023 (C$)
Investment in i-80	100.00	128.75	157.50	97.08
Investment in S&P TSX Composite Index	100.00	110.51	100.94	109.14
Investment in S&P / TSX Global Mining Index	100.00	98.53	103.15	107.20
Investment in S&P / TSX Global Gold Index	100.00	97.02	92.30	94.38

As illustrated by the graph, the Corporation's share price outperformed the S&P/TSX Composite Index, S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index from the commencement of trading until December 31, 2022, since the Common Shares commenced trading, but underperformed the indices as at December 31, 2023.

While share price is an important factor, the share price valuation of gold producers, as well as exploration and development companies, fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. The compensation of the Named Executive Officers of the Corporation for the financial year ended December 31, 2023 was determined at arm's length and was at the discretion of the Board based on the recommendations of the Compensation Committee in accordance with the factors described above under the heading "Compensation Discussion and Analysis". Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of equity-based incentives.

Summary Compensation Table

The following table sets forth a summary of all compensation for services rendered to the Corporation and its subsidiaries for each of the Corporation's three most recently completed financial years for each Named Executive Officer in the most recently completed financial year.

23

Name and Principal Position	Year (1)	Salary ($)	Share-Based Awards (2) ($)	Option-Based Awards (3) ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($) (5)	Total Compensation ($)
					Annual Incentive Plans (4) ($)	Long-Term Incentive Plans ($)
Ewan Downie(6) Chief Executive Officer and Director	2023	429,780	483,441	161,147	527,944	-	11,115	6,759	1,620,185
	2022	435,390	386,719	386,719	567,261	-	9,607	6,506	1,792,203
	2021	438,771	420,787	855,322	640,607	-	-	56,221	2,411,708
Ryan Snow Chief Financial Officer	2023	278,409	208,807	69,602	249,594	-	12,025	34,882	853,319
	2022	272,950	161,646	161,646	258,634	-	8,260	34,882	898,018
	2021	261,502	173,906	467,009	274,577	-	-	48,526	1,225,520
Matthew Gili President and Chief Operating Officer	2023	334,750	376,594	125,531	300,606	-	15,466	34,882	1,187,829
	2022	334,750	297,368	297,368	317,192	-	12,764	34,882	1,294,324
	2021	301,821	322,969	659,407	319,930	-	-	51,356	1,655,483
Matthew Gollat Executive Vice-President, Business and Corporate Development	2023	272,950	204,713	68,238	243,881	-	11,115	6,759	807,655
	2022	272,950	161,646	161,646	258,634	-	9,607	6,506	870,989
	2021	230,452	175,563	512,001	244,279	-	-	35,901	1,198,196
Curtis Turner(7) Vice President, Finance	2023	223,600	67,080	22,360	124,657	-	9,999	-	447,696
	2022	215,000	50,350	50,350	30,777	-	-	-	346,477
	2021	-	-	-	-	-	-	-	-

Notes:

(1)	The Corporation was incorporated on November 10, 2020 and became a reporting issuer in Canada on April 7, 2021, following the completion of a plan of arrangement involving Premier, the Corporation and Equinox Gold. The Named Executive Officer outlined in the table above became a Named Executive Officer of the Corporation starting April 7, 2021. The summary compensation information for 2021 is therefore for the period from April 7, 2021 to December 31, 2021.
(2)	The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023, US$1 = C$1.3013 based on the average Canadian dollar / U.S. dollar exchange rate in 2022 and US$1 = C$1.2535 based on the average Canadian dollar / U.S. dollar exchange rate in 2021.
(3)	In calculating the fair value of options granted on February 22, 2024, management assumed a risk-free interest rate of 3.93%, an exercise price of C$1.75, a market price of the Common Shares at the date of grant of C$1.75, an expected dividend yield of 0%, an expected life of 3 years, an average share price volatility of 52.24%, an average forfeiture rate of 4.16%. In calculating the fair value of options granted on February 22, 2023, management assumed a risk-free interest rate of 3.91%, an exercise price of C$3.21, a market price of the Common Shares at the date of grant of C$3.21, an expected dividend yield of 0%, an expected life of 3 years and average share price volatility of 60.1%, and an average forfeiture rate of 4.21%. In calculating the fair value of options granted on October 20, 2022, management assumed a risk-free interest rate of 4.17%, an exercise price of C$2.38, a market price of the Common Shares at the date of grant of C$2.38, an expected dividend yield of 0%, an expected life of 3 years, an average share price volatility of 60.73%, and an average forfeiture rate of 4.42%. In calculating the fair value of options granted on February 4, 2022, management assumed a risk-free interest rate of 1.55%, an exercise price of C$2.62, a market price of the Common Shares at the date of grant of C$2.62, an expected dividend yield of 0%, an expected life of 3.2 years and an average share price volatility of 51.4%. In calculating the fair value of options granted on November 12, 2021, management assumed a risk-free interest rate of 1.26%, an exercise price of C$3.35, a market price of the Common Shares at the date of grant of C$3.35, an expected dividend yield of 0%, an expected life of 3.2 years and an average share price volatility of 54.1%. In calculating the fair value of options granted on April 26, 2021, management assumed a risk free interest rate of 0.75%, an exercise price of C$2.66, a market price of the Common Shares at the date of grant of C$2.66, an expected dividend yield of 0%, an expected life of four years and an average share price volatility of 51.7%.
(4)	Represents the annual cash bonus awarded by the Corporation. See "Statement of Executive Compensation - Compensation Discussion and Analysis - Elements of Compensation Program - Cash Bonus".
(5)	Includes consulting fees paid to the Named Executive for services performed for the Corporation during the first quarter of 2021.
(6)	The compensation paid to Mr. Ewan Downie have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023, US$1 = C$1.3013 based on the average Canadian dollar / U.S. dollar exchange rate in 2022 and US$1 = C$1.2535 based on the average Canadian dollar / U.S. dollar exchange rate in 2021. The compensation disclosure provided for Mr. Ewan Downie is in respect of his capacity as an executive of the Corporation. Mr. Ewan Downie did not receive any additional compensation in his capacity as director of the Corporation.
(7)	Mr. Turner was hired by the Corporation on October 3, 2022. The summary compensation information for 2022 is therefore for the period from October 3, 2022 to December 31, 2022.

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Incentive Plan Awards

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2023 for each Named Executive Officer in the most recently completed financial year.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underling Unexercised Options (#)	Option Exercise Price (C$)	Option Expiry Date	Value of Unexercised in-the-Money Options (1) ($)	Number of Shares or the Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested- (2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Ewan Downie(3)	388,000	1.35	4/3/2024	281,722	174,172	300,675	-
	320,000	1.18	3/10/2025	272,653	-	-	-
	51,000	0.59	4/21/2026	65,748	-	-	-
	325,000	2.66	4/26/2026	-	-	-	-
	34,000	1.47	5/26/2026	21,664	-	-	-
	150,000	3.35	11/12/2026	-	-	-	-
	547,993	2.62	2/4/2027	-	-	-	-
	119,000	1.62	10/4/2027	62,599	-	-	-
	355,573	3.21	2/22/2028	-	-	-	-

Ryan Snow	250,000	2.66	4/26/2026	-	73,421	126,747	-
	75,000	3.35	11/12/2026	-	-	-	-
	222,074	2.62	2/4/2027	-	-	-	-
	154,365	3.21	2/22/2028	-	-	-	-

Matthew Gili	300,000	2.66	4/26/2026	-	135,557	234,013	-
	75,000	3.35	11/12/2026	-	-	-	-
	412,423	2.62	2/4/2027	-	-	-	-
	283,973	3.21	2/22/2028	-	-	-	-

Matthew Gollat(3)	38,800	1.35	4/3/2024	28,172	73,689	127,210	-
	35,600	1.18	3/10/2025	30,333	-	-	-
	300,000	2.66	4/26/2026	-	-	-	-
	75,000	3.35	11/12/2026	-	-	-	-
	224,189	2.62	2/4/2027	-	-	-	-
	154,365	3.21	2/22/2028	-	-	-	-

Curtis Turner	114,000	2.38	10/27/2027	-	14,104	24,348	-
	48,082	3.21	2/22/2028	-	-	-	-

Notes:

(1)	Represents the aggregate dollar amount of in-the-money unexercised options held at the end of the most recently completed financial year of the Corporation. The value of in-the-money unexercised options is calculated based on the difference between the market value per Common Share as at December 31, 2023 (C$2.33) and the exercise price of the option, and converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023.
(2)	The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023.
(3)	Includes (i) outstanding Replacement SpinCo Options and (ii) outstanding Options issued pursuant to the plan of arrangement involving Paycore Minerals Inc. (the “Paycore Arrangement”).

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth certain information, for each Named Executive Officer, regarding the value vested or earned in connection with incentive plan awards during the financial year ended December 31, 2023.

25

Name	Option-Based Awards - Value Vested During the Year ($)(1)	Share-Based Awards - Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)

Ewan Downie	315,218	240,267	-
Ryan Snow	136,071	100,076	-
Matthew Gili	229,943	185,075	-
Matthew Gollat	136,623	100,604	-
Curtis Turner	74,149	13,898	-

Notes:

(1)	The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023.

Employment Agreements and Termination and Change of Control Benefits

Each Named Executive Officer has entered into an employment agreement with the Corporation or its wholly owned subsidiary, Premier Gold Mines USA, Inc. ("Premier USA"). The following provides details of the key terms of the employment agreement, including the termination and change of control benefits under the employment agreements, with each of the Named Executive Officers as at December 31, 2023.

For the purpose of this section, a "Change of Control" means the occurrence of any one or more of the following events: (i) any person or group of persons acting jointly or in concert acquires control or is deemed to acquire control of more than 50% of the voting securities of the Corporation or the approval by Shareholders of such a transaction; (ii) the Corporation sells or otherwise transfers more than 50% of its property or assets (on a consolidated basis) or such property or assets that are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and the subsidiaries or approval by Shareholders of such a transaction; (iii) Incumbent Directors cease to constitute a majority of the Board (which, for the purposes of this paragraph, an "Incumbent Director" shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or (iv) the Board adopts a resolution to the effect that, for the purposes of this Agreement, a Change of Control has occurred, or that such a Change of Control is imminent, in which case, the date of the Change of Control shall be deemed to be the date of such resolution.

"Involuntary Termination" means: (i) the termination by the Corporation of an executive's employment for any reason (other than cessation of employment caused by the executive's death or disability, or termination of employment for cause) at any time during the 12 month period following a Change of Control; (ii) the resignation by an executive of his employment within 90 days period immediately following a Change Affecting the Executive's Employment (as defined in the respective employment agreements) that occurs within the 12 month period following a Change of Control; or (iii) in the case of the Downie Agreement and Gollat Agreement, the refusal by the executive of any offer of continued employment with any successor Corporation that occurs within 90 days following a Change of Control.

Ewan Downie

Pursuant to an employment agreement between the Corporation and Mr. Downie with an effective date of April 7, 2021 (the "Downie Agreement"), the Corporation has agreed to pay, among other things, an annual base salary of C$580,000 to Mr. Downie. In addition, Mr. Downie is eligible to receive an annual short term incentive payment at a target of 110% (maximum 165%) conditional upon the Corporation's overall operational and financial performance as well as Mr. Downie's personal performance criteria and milestone targets, all as established by the Board in its sole discretion annually. Pursuant to the Downie Agreement, Mr. Downie is also eligible to receive long-term incentive compensation of up to 150% of his base salary annually, as determined by the Board and is entitled to participate in the Corporation's equity compensation plans. Mr. Downie is also eligible to participate in any group benefit plans and retirement plan provided by the Corporation to its employees and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the Chief Executive Officer.

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Pursuant to the Downie Agreement, in the event of resignation by Mr. Downie or termination for cause, Mr. Downie has no entitlement except with respect to any unpaid base salary, accrued and unpaid vacation pay and reimbursement of eligible expenses incurred and remain owing on the termination date (collectively, the "Accrued Entitlements") and any other wages or minimum entitlements under Ontario's Employment Standards Act, 2000 (the "ESA"). The Corporation may terminate Mr. Downie's employment without cause by either: (i) providing Mr. Downie with written notice of a maximum of 12 months ("Notice Period") during which Mr. Downie will continue to perform his duties under the Downie Agreement; (ii) payment in lieu of the notice equal to a maximum of 12 months; or (iii) a combination of both, at the Corporation's discretion, which shall collectively be considered the "Termination Period". During any part of the Termination Period, Mr. Downie is entitled to: (i) the minimum statutory severance pay and benefit plan contributions until the end of the Notice Period; (ii) any salary accrued and owing until the date of termination; (iii) a lump sum payment or in equal installments, in the Corporation's sole discretion, any short term incentive payments earned in the calendar or fiscal year immediate preceding termination and an amount equal to the average annual short term incentive earned over the 2-year period prior to termination in full and final satisfaction of his eligibility to earn any short term incentive payments during the Termination Period (the "Downie STI Termination Payment"); (iv) Accrued Entitlements; and (v) any other minimum statutory entitlements under ESA. Further, all unvested awards previously granted under an equity incentive compensation plan shall immediately vest and be exercisable or redeemed.

In the event of a Change of Control and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Mr. Downie is entitled to the same termination payments as a termination without cause, except the Termination Period shall be increased to 24 months and the Downie STI Termination Payment shall be two time the average annual incentive payment earned by Mr. Downie over the 2-year period preceding termination and paid in lump sum.

Ryan Snow

Pursuant to an employment agreement between Premier USA, a subsidiary of the Corporation, and Mr. Snow with effective date of April 8, 2021 (the "Snow Agreement"), Premier USA has agreed to pay, among other things, an annual base salary of US$278,409 to Mr. Snow, subject to future reviews or adjustments as may be determined by the Corporation at its sole discretion. Mr. Snow is also eligible to receive an annual incentive bonus, conditional on the overall operational and financial performance of Premier USA and the Corporation, and upon Mr. Snow's achievement of certain personal performance and milestones to be agreed annually between Mr. Snow and the Corporation. Pursuant to the Snow Agreement, Mr. Snow is also eligible to receive long-term incentive compensation, as determined by the Corporation in its sole discretion and pursuant to the Corporation's plans in effect at the time and is entitled to participate in the Corporation's equity compensation plans. Mr. Snow is also eligible to participate in any group benefit plans and retirement plan provided by Premier USA to its employees and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the Chief Financial Officer.

Pursuant to the Snow Agreement, Mr. Snow can resign by providing Premier USA with three months written notice, which may be accelerated by the Corporation to any date at least two weeks from the written notice of resignation. Upon resignation, Mr. Snow shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing. If the Corporation accelerates termination, payment shall be paid through the notice period.

27

In the event of a termination for cause, Premier USA may immediately terminate Mr. Snow and Mr. Snow shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing and all benefits and any other allowances or perquisites shall terminate immediately.

In the event of a termination upon death or disability, Mr. Snow's employment shall cease automatically and Mr. Snow (or his estate) shall be eligible to receive any unpaid base salary and vacation earned or compensation due and owing.

In the event that a Change of Control occurs, and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Premier USA shall pay in lump sum as severance pay: (i) an amount equal to 24 months of Mr. Snow's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; (ii) any granted unvested awards under the Corporation's equity compensation plan shall immediately vest and exercisable; and (iii) an amount equal to the monthly cost of family coverage under the current plan times 24, less applicable withholdings and statutory obligations; and (iv) amount intended to reflect reasonable estimate of the premium Mr. Snow would have paid for life and disability benefits for 24 months following termination.

In the event of a termination other than due to resignation, for cause, death or disability or Involuntary Termination following a Change of Control, Premier USA will make reasonable effort to provide three month's advance notice of termination and pay a lump sum, as severance pay: (i) an amount equal to 12 months of Mr. Snow's base salary in effect on the termination date, in addition to incentive bonus less applicable taxes and withholdings; (ii) an amount equal monthly cost of family coverage under the current plan times 12, less applicable withholdings and statutory obligations; and (iii) amount intended to reflect reasonable estimate of the premium Mr. Snow would have paid for life and disability benefits for 12 months following termination.

Matthew Gili

Pursuant to an employment agreement between Premier USA, a subsidiary of the Corporation, and Mr. Gili with effective date of April 8, 2021 (the "Gili Agreement"), Premier USA has agreed to pay, among other things, an annual base salary of US$334,750 to Mr. Gili, subject to future reviews or adjustments as may be determined by the Corporation at its sole discretion. Mr. Gili is also eligible to receive an annual incentive bonus, conditional on the overall operational and financial performance of Premier USA and the Corporation, and upon Mr. Gili's achievement of certain personal performance and milestones to be agreed annually between Mr. Gili and the Corporation. Pursuant to the Gili Agreement, Mr. Gili is also eligible to receive long-term incentive compensation, as determined by the Corporation in its sole discretion and pursuant to the Corporation's plans in effect at the time and is entitled to participate in the Corporation's equity compensation plans. Mr. Gili is also eligible to participate in any group benefit plans and retirement plan provided by Premier USA to its employees and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the President and Chief Operating Officer.

Pursuant to the Gili Agreement, Mr. Gili can resign by providing Premier USA with three months written notice, which may be accelerated by the Corporation to any date at least two weeks from the written notice of resignation. Upon resignation, Mr. Gili shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing. If the Corporation accelerates termination, payment shall be paid through the notice period.

In the event of a termination for cause, Premier USA may immediately terminate Mr. Gili and Mr. Gili shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing and all benefits and any other allowances or perquisites shall terminate immediately.

28

In the event of a termination upon death or disability, Mr. Gili's employment shall cease automatically and Mr. Gili (or his estate) shall be eligible to receive any unpaid base salary and vacation earned or compensation due and owing.

In the event that a Change of Control occurs, and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Premier USA shall pay in lump sum as severance pay: (i) an amount equal to 24 months of Mr. Gili's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; (ii) any granted unvested awards under the Corporation's equity compensation plan shall immediately vest and exercisable; and (iii) an amount equal to the monthly cost of family coverage under the current plan times 24, less applicable withholdings and statutory obligations; and (iv) amount intended to reflect reasonable estimate of the premium Mr. Gili would have paid for life and disability benefits for 24 months following termination.

In the event of a termination other than due to resignation, for cause, death or disability or Involuntary Termination following a Change of Control, Premier USA will make reasonable effort to provide 3 month's advance notice of termination and pay a lump sum, as severance pay: (i) an amount equal to 12 months of Mr. Gili's base salary in effect on the termination date, in addition to incentive bonus less applicable taxes and withholdings; (ii) an amount equal monthly cost of family coverage under the current plan times 12, less applicable withholdings and statutory obligations; and (iii) amount intended to reflect reasonable estimate of the premium Mr. Gili would have paid for life and disability benefits for 12 months following termination.

Matthew Gollat

Pursuant to an employment agreement between the Corporation and Mr. Gollat with an effective date of June 16, 2021 (the "Gollat Agreement"), the Corporation has agreed to pay, among other things, an annual base salary of U$272,950 to Mr. Gollat. In addition, Mr. Gollat is eligible to receive an annual short term incentive payment at a target of 80% (maximum 120%) conditional upon the Corporation's overall operational and financial performance as well as Mr. Gollat's personal performance criteria and milestone targets, all as established by the Board in its sole discretion annually. Pursuant to the Gollat Agreement, Mr. Gollat is also eligible to receive long-term incentive compensation of up to 100% of his base salary annually, as determined by the Board and is entitled to participate in the Corporation's equity compensation plans. Mr. Gollat is also eligible to participate in any group benefit plans and retirement plan provided by the Corporation to its employees and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the Executive Vice-President, Business and Corporate Development. Mr. Gollat is reimbursed for reasonable moving expenses as a result of his relocation to Reno, Nevada.

Pursuant to the Gollat Agreement, in the event of resignation by Mr. Gollat or termination for cause, Mr. Gollat has no entitlement except with respect to any Accrued Entitlements and any other wages or minimum entitlements under the ESA. The Corporation may terminate Mr. Gollat's employment without cause by either: (i) providing Mr. Gollat with written notice of a maximum of 12 months (being, the Notice Period) during which Mr. Gollat will continue to perform his duties under the Gollat Agreement; (ii) payment in lieu of the notice equal to a maximum of 12 months; or (iii) a combination of both, at the Corporation's discretion. During any part of the Termination Period, Mr. Gollat is entitled to: (i) the minimum statutory severance pay and benefit plan contributions until the end of the Notice Period; (ii) any salary accrued and owing until the date of termination; (iii) a lump sum payment or in equal installments, in the Corporation's sole discretion, any short term incentive payments earned in the calendar or fiscal year immediate preceding termination and an amount equal to the average annual short term incentive earned over the 2-year period prior to termination in full and final satisfaction of his eligibility to earn any short term incentive payments during the Termination Period (the "Gollat STI Termination Payment"); (iv) Accrued Entitlements; and (v) any other minimum statutory entitlements under ESA. Further, all unvested awards previously granted under an equity incentive compensation plan shall immediately vest and be exercisable or redeemed.

29

In the event of a Change of Control and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Mr. Gollat is entitled to the same termination payments as a termination without cause, except the Termination Period shall be increased to 24 months and the Gollat STI Termination Payment shall be two time the average annual incentive payment earned by Mr. Gollat over the 2-year period preceding termination and paid in lump sum.

Curtis Turner

Pursuant to an employment agreement between Premier USA, a subsidiary of the Corporation, and Mr. Turner with effective date of October 3, 2022 (the "Turner Agreement"), Premier USA has agreed to pay, among other things, an annual base salary of US$223,600 to Mr. Turner, subject to future reviews or adjustments as may be determined by the Corporation at its sole discretion. Mr. Turner is also eligible to receive an annual incentive bonus, conditional on the overall operational and financial performance of Premier USA and the Corporation, and upon Mr. Turner's achievement of certain personal performance and milestones to be agreed annually between Mr. Turner and the Corporation. Pursuant to the Turner Agreement, Mr. Turner is also eligible to receive long-term incentive compensation, as determined by the Corporation in its sole discretion and pursuant to the Corporation's plans in effect at the time and is entitled to participate in the Corporation's equity compensation plans. Mr. Turner is also eligible to participate in any group benefit plans and retirement plan provided by Premier USA to its employees and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the President and Chief Operating Officer.

Pursuant to the Turner Agreement, Mr. Turner can resign by providing Premier USA with two months written notice, which may be accelerated by the Corporation to any date at least two weeks from the written notice of resignation. Upon resignation, Mr. Turner shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing. If the Corporation accelerates termination, payment shall be paid through the notice period.

In the event of a termination for cause, Premier USA may immediately terminate Mr. Turner and Mr. Turner shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing and all benefits and any other allowances or perquisites shall terminate immediately.

In the event of a termination upon death or disability, Mr. Turner's employment shall cease automatically and Mr. Turner (or his estate) shall be eligible to receive any unpaid base salary and vacation earned or compensation due and owing.

In the event that a Change of Control occurs, and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Premier USA shall pay in lump sum as severance pay: if Mr. Turner has been employed less than 12 months (i) an amount equal to 6 months of Mr. Turner's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; if Mr. Turner has been employed at least 12 months but less than 36 months, an amount equal to 12 months of Mr. Turner’s base salary in effect on the termination date, and if Mr. Turner has been employed more than 36 months, an amount equal to 24 months of Mr. Turner’s base salary in effect on the termination date (ii) any granted unvested awards under the Corporation's equity compensation plan shall immediately vest and exercisable; and (iii) an amount equal to the monthly cost of family coverage under the current plan times 24, less applicable withholdings and statutory obligations; and (iv) amount intended to reflect reasonable estimate of the premium Mr. Turner would have paid for life and disability benefits for 24 months following termination.

In the event of a termination other than due to resignation, for cause, death or disability or Involuntary Termination following a Change of Control, Premier USA will make reasonable effort to provide 3 month's advance notice of termination and pay a lump sum, as severance pay: (i) an amount equal to 12 months of Mr. Turner's base salary in effect on the termination date, in addition to incentive bonus less applicable taxes and withholdings; (ii) an amount equal monthly cost of family coverage under the current plan times 12, less applicable withholdings and statutory obligations; and (iii) amount intended to reflect reasonable estimate of the premium Mr. Turner would have paid for life and disability benefits for 12 months following termination.

30

Termination and Change of Control Benefits

The following shows the estimated incremental payments that would be payable to each of the Named Executive Officer in the event of a Change of Control or termination without cause of such Named Executive Officer on December 31, 2023.

Name	Termination by the Corporation for any reason other than cause and unrelated to "change of control" of the Corporation ($)	Termination by the Corporation without cause after a "change of control" of the Corporation ($)
Ewan Downie	C964,482	C1,968,282
Ryan Snow	562,885	1,134,810
Matthew Gili	670,238	1,357,063
Matthew Gollat	523,589	1,061,932
Curtis Turner	348,257	696,514
Total	3,069,453	6,218,602

Director Compensation

In 2023, the Compensation Committee worked with Southlea Group to complete an external market review of the compensation arrangements for the board of directors. This review compared the Company to the same peer group used to benchmark executive compensation. See "Statement of Executive Compensation - Compensation Discussion and Analysis - Peer Group" section above for details. Ms. Cassandra Joseph is not included in this section as she is being put forward as a director nominee by management and if elected at the Meeting, her tenure as director of the Corporation will commence as at the date of the Meeting.

Based on the findings from the external market review, changes were made to the board of director compensation framework for the year ended December 31, 2023, summarized below:

Criterion	Fees Paid for the Year Ended December 31, 2023 ($)	Fees Paid for the Year Ended December 31, 2022 ($)
Non-Executive Chairman of the Corporation	80,000	65,000
Director of the Corporation	55,000	45,000
Chair of Audit Committee of the Board	10,000	10,000
Chair of Compensation Committee of the Board	7,500	7,500
Chairs of CG&N Committee and HSES Committee of the Board	5,000	5,000
Additional fee for any Director that sits on more than two committees	5,000	-

The following table sets forth a summary of all amounts of compensation provided to the directors of the Corporation, other than the Named Executive Officers, during the financial year of the Corporation ended December 31, 2023.

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Name (1)	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Ron Clayton	85,000	100,000	-	-	-	-	185,000
Eva Bellissimo	60,000(3)	75,000	-	-	-	-	135,000
John Begeman	67,500	75,000	-	-	-	-	142,500
John Seaman	65,000	75,000	-	-	-	-	140,000
Greg Smith	55,000	75,000	-	-	-	-	130,000
Arthur Einav	55,000(3)	75,000	-	-	-	-	130,000
Christina McCarthy (2)	41,250(3)	48,493	-	-	-	-	89,743

Notes:

(1)	The director compensation table does not include information with respect to Mr. Downie, who was the Chief Executive Officer and a director of the Corporation for the financial year ended December 31, 2023. Information with respect to the compensation paid to Mr. Downie for the financial year ended December 31, 2023 is set out under the heading "Statement of Executive Compensation - Summary Compensation Table" above. The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023.
(2)	Ms. McCarthy joined the board on May 9, 2023 and her fees earned in 2023 were pro-rated as of that date.
(3)	For the year 2023, Ms. Bellissimo, Mr. Einav and Ms. McCarthy received their director fees in the form of DSUs in lieu of cash.
Director Share Ownership Policy

The Corporation has adopted a Director Share Ownership Policy on November 1, 2023 in order to align the interests of directors with those of the Shareholders by requiring each non-executive director of the Corporation to hold and maintain Common Shares equal to the value of three times the director's cash retainer over a five-year period (the "Director Ownership Requirement").

For the purpose of assessing the Director Ownership Requirement, Common Shares, RSUs and DSUs, whether vested or not vested, are included. Unexercised Options (whether vested or not vested) are not counted toward Director Ownership Requirements.

The following table shows each non-executive director's holdings as of December 31, 2023, and whether they have met the Director Ownership Requirements as at December 31, 2023.

Name	Ownership Requirement Threshold ($)	Number of Common Shares	Number of DSUs / RSUs	Actual Share Ownership ($)(1)(2)(3)	Threshold Met	Date to reach Ownership (5 years from appointment)
Ron Clayton	$240,000	100,000	39,212	$294,287	Yes	2026-04-07
John Begeman	$165,000	716,723	50,701	$1,550,448	Yes	2026-04-07
John Seaman	$165,000	208,442	33,960	$502,839	Yes	2026-04-07
Arthur Einav	$165,000	0	90,018	$198,044	Yes	2026-04-07
Gregory Smith	$165,000	61,749	33,960	$202,817	Yes	2026-04-07
Eva Bellissimo	$165,000	16,835	79,397	$206,500	Yes	2026-04-07
Christina McCarthy	$165,000	539,924	15,217	$1,417,406	Yes	2028-05-09

Notes:

(1)	The value of Common Share ownership was determined to be equal to the greater of the actual purchase price and the closing share price of the Common Shares on the TSX on the date of valuation.
(2)	The value of the DSUs were determined to be equal to the greater of the DSUs at the date of issue and the closing share price of the Common Shares on the TSX on the date of valuation.
(3)	Market value per Common Share on the date of valuation was determined using the closing price on the TSX on December 29, 2023 (C$2.33) and converted into US$ at an exchange ratio of $US1.00 = C$1.3226.

For details on the share ownership policy in respect of certain officers of the Corporation, please see "Statement of Executive Compensation - Compensation Discussion and Analysis - Executive Share Ownership Policy".

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Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based and option-based awards outstanding as at December 31, 2023 for each director of the Corporation, other than the Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underling Unexercised Options (#)	Option Exercise Price (C$)	Option Expiry Date	Value of Unexercised in-the-Money Options(1) ($)	Number of Shares or the Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Ron Clayton	250,000	2.66	4/26/2026	-	20,074	34,654	33,038
	47,887	2.62	2/4/2027	-	-	-	-
	47,748	3.21	2/22/2028	-	-	-	-
Eva Bellissimo(2)	36,000	1.18	3/10/2025	30,673	16,572	28,608	108,455
	50,000	2.66	4/26/2026	-	-	-	-
	47,887	2.62	2/4/2027	-	-	-	-
	35,811	3.21	2/22/2028	-	-	-	-
John Begeman(2)	217,200	1.35	4/3/2024	157,706	16,572	28,608	58,917
	187,200	1.18	3/10/2025	159,502	-	-	-
	50,000	2.66	4/26/2026	-	-	-	-
	34,000	1.47	5/26/2026	21,664	-	-	-
	47,887	2.62	2/4/2027	-	-	-	-
	85,000	1.62	10/4/2027	44,714	-	-	-
	102,000	2.38	2/9/2028	-	-	-	-
	35,811	3.21	2/22/2028	-	-	-	-
John Seaman(2)	28,000	1.35	4/3/2024	20,330	16,572	28,608	30,017
	40,000	1.18	3/10/2025	34,082	-	-	-
	50,000	2.66	4/26/2026	-	-	-	-
	47,887	2.62	2/4/2027	-	-	-	-
	35,811	3.21	2/22/2028	-	-	-	-
Greg Smith	50,000	2.66	4/26/2026	-	16,572	28,608	30,017
	47,887	2.62	2/4/2027	-	-	-	-
	35,811	3.21	2/22/2028	-	-	-	-
Arthur Einav	50,000	2.66	4/26/2026	-	16,572	28,608	126,791
	47,887	2.62	2/4/2027	-	-	-	-
	35,811	3.21	2/22/2028	-	-	-	-
Christina McCarthy(2)	51,000	0.59	4/21/2026	65,748	-	-	26,269
	34,000	1.47	5/26/2026	21,664	-	-	-
	68,000	3.09	4/20/2027	-	-	-	-
	187,000	1.62	10/4/2027	98,370	-	-	-
	170,000	2.38	2/9/2028	-	-	-	-

Notes:

(1)	Represents the aggregate dollar amount of in-the-money unexercised options held at the end of the most recently completed financial year of the Corporation. The value of in-the-money unexercised options is calculated based on the difference between the market value per Common Share as at December 31, 2023 (C$2.33) and the exercise price of the option. The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023.
(2)	Includes (i) outstanding Replacement SpinCo Options; and (ii) Options issued pursuant to the Paycore Arrangement.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth certain information for each director of the Corporation, other than the Named Executive Officers, regarding the value vested or earned in connection with incentive plan awards during the financial year of the Corporation ended December 31, 2023.

Name	Option-Based Awards - Value Vested During the Year ($)(1)	Share-Based Awards - Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Ron Clayton	28,778	22,563	-
Eva Bellissimo	24,708	66,052	-
John Begeman(2)	151,862	19,542	-
John Seaman	24,708	19,542	-
Greg Smith	24,708	19,542	-
Arthur Einav	24,708	63,437	-
Christina McCarthy(2)	211,922	26,269	-

Notes:

(1)	The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.3497 based on the average Canadian dollar / U.S. dollar exchange rate in 2023.
(2)	Includes Options issued and vested during the financial year ended December 31, 2023, pursuant to the Paycore Arrangement.

Directors and Officers Liability Insurance

The Corporation has directors and officers liability insurance for the benefit of the directors and officers of the Corporation, which provides coverage in the aggregate of US$32.5 million in each policy year. The deductible amount on the policy is US$5 million and the total premium for the period of April 8, 2023 to April 7, 2024 is US$1.7 million.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2023, information concerning securities authorized for issuance under equity compensation plans of the Corporation.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders	12,103,465(1)	C$2.39(2)	17,746,769(3)
Equity Compensation Plans Not Approved by Securityholders	Nil	Nil	Nil
Total	12,103,465	C$2.39	17,746,769

Notes:

(1)	As of December 31, 2023 includes the following: (i) 11,059,245 Common Shares issuable upon exercise of outstanding Options granted by the Corporation under the Omnibus Incentive Plan, which includes the outstanding Replacement SpinCo Options (as defined in the Omnibus Incentive Plan) and Options issued pursuant to the Paycore Arrangement"; (ii) 701,755 Common Shares issuable upon vesting of outstanding Share Units granted under the Omnibus Incentive Plan; and (iii) 342,465 Common Shares issuable upon vesting of outstanding DSUs.
(2)	Reflects the weighted-average exercise price of outstanding Options only.
(3)	Aggregate number of Awards remaining available for future issuances under the Omnibus Incentive Plan as of December 31, 2023, calculated based on 298,502,335 Common Shares issued and outstanding as of December 31, 2023.

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Summary of the Omnibus Incentive Plan

The Omnibus Incentive Plan was first adopted at a special meeting (the "Special Meeting") of the shareholders of Premier held on February 23, 2021, in connection with the arrangement involving the Corporation, Premier and Equinox Gold Corp. (the "Arrangement"). In accordance with the policies of the TSX, the ratification and approval of the unallocated Awards and other entitlements under the Omnibus Incentive Plan is being sought at this Meeting. See "Business of the Meeting - 4. Approval of Unallocated Entitlements under the Omnibus Incentive Plan".

Burn Rate

As of December 31, 2023, an aggregate of 12,103,465 Awards were outstanding under the Omnibus Incentive Plan and an aggregate of 12,103,465 Common Shares were reserved for issuance upon the exercise, redemption or settlement, as the case may be, of such Awards (representing approximately 4.05% of the issued and outstanding Common Shares as of December 31, 2023).

The Corporation's annual burn rate with respect to the Awards granted under the Omnibus Incentive Plan was: (i) 2.01% for the year ended December 31, 2021; (iii) 1.51%, for the year ended December 31, 2022 and (iii) 1.09%% for the year ended December 31, 2023. The Corporation was incorporated on November 10, 2020 and became a reporting issuer in Canada on April 7, 2021, following the completion of the Arrangement pursuant to which the Corporation adopted the Omnibus Incentive Plan. The burn rate of a particular security-based compensation arrangement is calculated in accordance with section 613(p) of the TSX Company Manual and is required to be calculated for each of the Corporation's security-based compensation arrangements for the three most recently completed fiscal years. The burn rate of a particular security based compensation arrangement (such as the Omnibus Incentive Plan) is equal to the total number of securities of the Corporation granted under the plan in question during the applicable fiscal year divided by the weighted average number of Common Shares outstanding as of December 31 of the fiscal year in question. The Corporation's future burn rate under the Omnibus Incentive Plan is subject to change from time to time, based on the number of Awards granted thereunder or Common Shares issued thereunder, as applicable, and the total number of Common Shares issued and outstanding.

The following is a summary of the key terms of the Omnibus Incentive Plan as of December 31, 2023, which summary is qualified in its entirety by reference to the full text of the Omnibus Incentive Plan, which is appended to this Circular as Appendix "B". Capitalized terms used but not otherwise defined in this section shall have the meanings given to them in the Omnibus Incentive Plan.

Key Terms of the Omnibus Incentive Plan
Purpose:	To attract and retain key personnel who are necessary or essential to the Corporation's success, image, reputation or activities. It also allows the Corporation to reward key personnel for their performance and greater align their interests with those of Shareholders.
Eligible Participants:	In respect of a grant of Options or Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, an Eligible Participant is any Non-Employee Director of the Corporation or any of its Subsidiaries.
Award Types:	Options, Share Units and DSUs.
Share Reserve:	The maximum number of Common Shares available for issuance under the Omnibus Incentive Plan will not exceed 10% of the Common Shares that are issued and outstanding, which includes the number of Common Shares reserved for issuance upon the exercise of Replacement SpinCo Options, less the number of Common Shares subject to any other Share Compensation Arrangement adopted by the Corporation, if any. The share reserve will also be impacted by the "Share Counting" definitions as set out below.

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Share Counting:	Each Option is counted as reserving one Common Share under the Omnibus Incentive Plan. Each Share Unit is counted as reserving one Common Share under the Omnibus Incentive Plan. Each DSU is counted as reserving one Common Share under the Omnibus Incentive Plan.
Share Recycling:	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, if an outstanding Award (or portion thereof) is settled in cash, or if Common Shares acquired pursuant to an Award subject to forfeiture are forfeited, then in each such case, the Common Shares covered by such Award, if any, will again be available for issuance under the Omnibus Incentive Plan.
Director Participation Limit:	The maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period must not exceed 1% of the number of Common Shares that are outstanding on a non-diluted basis (as of the commencement of such one-year period). The annual grant of Awards under the Omnibus Incentive Plan to an individual Non-Employee Director cannot exceed C$150,000 in value, of which no more than C$100,000 may be subject to Option grants.
Plan Renewal:	The Omnibus Incentive Plan will be approved for a 3-year period, with Shareholder approval of the unallocated Awards, rights and other entitlements under the Omnibus Incentive Plan required at the Corporation's 2027 annual and special meeting of Shareholders.

Further information on the securities issuable under the Omnibus Incentive Plan and the vesting and terms thereof are provided below.

Types of Awards

The Omnibus Incentive Plan provides for the grant of Options, Share Units and DSUs (each an "Award" and, collectively, the "Awards"). Share Units may have vesting criteria attached to them that are either time-based or performance-based, or both. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Incentive Plan.

Plan Administration

The Omnibus Incentive Plan is administered by the Board, which may delegate its authority to a committee or plan administrator. Subject to the terms of the Omnibus Incentive Plan, applicable law and the rules of the TSX, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a "Participant"), (ii) designate the types and amount of Award to be granted to each Participant, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Corporation or of an individual ("Performance Criteria"); (iv) interpret and administer the Omnibus Incentive Plan and any instrument or agreement relating to it, or any Award made under it; and (v) make such amendments to the Omnibus Incentive Plan and Awards as are permitted by the Omnibus Incentive Plan and the rules of the TSX.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Incentive Plan, the maximum number of Common Shares available for issuance under the Omnibus Incentive Plan shall not exceed 10% of Common Shares that are issued and outstanding, less the number of Common Shares subject to any other Share Compensation Arrangement adopted by the Corporation, if any. Based on the number of the Common Shares outstanding on the Record Date, the 10% maximum limit represent 30,222,668 Common Shares available for issuance.

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The Omnibus Incentive Plan sets out the calculation of the number of Common Shares reserved for issuance based on whether the Common Shares are reserved for issuance pursuant to the grant of an Option, Share Unit or DSU. The Omnibus Incentive Plan is considered to be an "evergreen" plan, since Common Shares covered by Awards which have been exercised, settled or terminated, as applicable, will be available for subsequent grant under the Omnibus Incentive Plan, and the number of Awards that may be granted under the Omnibus Incentive Plan increases if the total number of issued and outstanding Common Shares increases.

Limits with respect to Insiders, Individual Grants, Annual Grant Limits and Non-Executive Director Limits

The Omnibus Incentive Plan provides the follow limitations on grants:

(a)	The maximum number of securities issuable to Insiders, at any time under the Omnibus Incentive Plan, or when combined with all of other Share Compensation Arrangements, cannot exceed 10% of the Corporation's total issued and outstanding securities.
(b)	The maximum number of securities issuable to Insiders, within any one-year period, under the Omnibus Incentive Plan, or when combined with all of the Corporation's other Share Compensation Arrangements, cannot exceed 10% of the Corporation's total issued and outstanding securities.
(c)	The maximum number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period shall not exceed 5% of the outstanding Common Shares (as of the commencement of such one-year period).
(d)	The maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the outstanding Common Shares (as of the commencement of such one-year period).
(e)	The annual grant of Awards under the Omnibus Incentive Plan to any one Non-Employee Director cannot exceed C$150,000 in value, of which no more than C$100,000 may be subject to Option grants.
Eligible Participants

In respect of a grant of Options or Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, an Eligible Participant is any non-employee director of the Corporation or any of its Subsidiaries. In addition to the foregoing, a holder of Replacement SpinCo Options pursuant to the Arrangement is deemed to be an Eligible Participant.

Description of Awards

Options

An Option (which includes a Replacement SpinCo Option) is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Common Shares from treasury at a specified exercise price (the "Option Price"). Options are exercisable over a period established by the Board from time to time and reflected in the Participant's option agreement (each, an "Option Agreement"), which period shall not exceed 10 years from the date of grant. The Option Price shall not be set at less than the Market Value of a Share (as defined in the Omnibus Share Plan) at the time of grant. Notwithstanding the foregoing, the exercise price under any Replacement SpinCo Option shall be the exercise price determined in accordance with the Arrangement for such Replacement SpinCo Option.

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The grant of an Option by the Board shall be evidenced by an Option Agreement. At the time of grant of an Option, the Board may establish vesting conditions in respect of each Option grant, which may include performance criteria related to corporate or individual performance. The Omnibus Incentive Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis in accordance with the formula set out in the Omnibus Incentive Plan.

Share Units

A Share Unit is an Award in the nature of a bonus for services rendered in the year of grant that, upon settlement, entitles the recipient Participant to receive, for each Share Unit redeemed, a cash payment equal to the Market Value of a Share; alternatively, the Corporation (or the applicable subsidiary of the Corporation) may, at its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of Common Shares issued from treasury or acquired by a Designated Broker in the open market on behalf of the Participant. The right of a holder to have their Share Units redeemed is subject to such restrictions and conditions on vesting as the Board may determine at the time of grant. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment or other service relationship (commonly referred to as a RSU), the achievement of specified Performance Criteria (commonly referred to as a PSU) or both. The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement.

The Board shall have sole discretion to determine whether the Performance Criteria, if any, and/or other vesting conditions with respect to a Share Unit, as contained in the agreement pursuant to which such Share Unit is granted (each, a "Share Unit Agreement"), have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. If the date on which any Share Units would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. Subject to the vesting and other conditions and provisions in the Omnibus Incentive Plan and in the applicable Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Share; alternatively, the Corporation (or the applicable subsidiary of the Corporation) may, in its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of Common Shares issued from treasury or acquired by a Designated Broker in the open market on behalf of the Participant. Subject to the terms and conditions in the Omnibus Incentive Plan, vested Share Units shall be redeemed by the Corporation (or the applicable subsidiary of the Corporation) as described above on the 15th day following the vesting date.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant's account on the same basis as cash dividends declared and paid on Common Shares as if the Participant was a Shareholder of record of Common Shares on the relevant record date. In the event that the Participant's applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant.

Deferred Share Units

A DSU is an Award in the nature of a deferral of payment for services rendered in the year of grant which, upon settlement, entitles the recipient Participant to receive, for each DSU redeemed, a cash payment equal to the Market Value of a Share; alternatively, the Corporation may, at its sole discretion, elect to settle all or any portion of the cash payment obligation by the issuance of Common Shares from treasury. The grant of a DSU by the Board shall be evidenced by a DSU Agreement.

DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director of the Corporation for any reason, including termination, retirement or death. Notwithstanding the foregoing, if the date on which any DSU would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such DSU will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date.

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DSUs shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant's Termination Date, but in any event not later than, and any payment in respect of the settlement of such DSUs shall be made no later than, December 15 of the first calendar year commencing immediately after the Participant's Termination Date.

Effect of Termination on Awards

Unless otherwise provided for in an Option Agreement, Share Unit Agreement or DSU Agreement or determined by the Board on an individual basis, Awards (other than Replacement SpinCo Options) are subject to the following conditions:

(a)	Resignation: Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Corporation or a subsidiary (other than by reason of retirement):
(i)	each unvested Option granted to such Participant shall terminate and become void immediately upon resignation;
(ii)	each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Participant's Termination Date and the expiry date of the Option set forth in the Option Agreement, after which such Option will expire; and
(iii)	the Participant's participation in the Omnibus Incentive Plan shall be terminated immediately, and all Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled.
(b)	Termination for Cause: Upon a Participant ceasing to be an Eligible Participant for Cause (as determined by the Corporation, which determination shall be binding on the Participant for purposes of the Omnibus Incentive Plan);
(i)	any vested or unvested Options granted to such Participant shall terminate automatically and become void immediately; and
(ii)	the Participant's participation in the Omnibus Incentive Plan shall be terminated immediately, and all Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled.
(c)	Termination not for Cause: Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Corporation or a subsidiary being terminated without Cause:
(i)	each unvested Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the Participant's Termination Date (or such later date as the Board may in its sole discretion determine), or (B) the expiry date of such Option as set out in the applicable Option Agreement, after which the Option will expire; and

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(iii)	all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
(d)	Termination Due to Disability or Retirement: Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability:
(i)	each unvested Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested Option held by such Participant will cease to be exercisable on the earlier of (A) ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Corporation or any subsidiary by reason of permanent disability, and (B) the expiry date of such Option as set out in the applicable Option Agreement, after which the Option will expire; and
(iii)	all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
(e)	Termination Due to Death: Upon a Participant ceasing to be an Eligible Participant by reason of death:
(i)	each unvested each unvested Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option shall cease to be exercisable on the earlier of (A) six (6) months after the Participant's death or (B) the expiry date of such Option as set forth in the applicable Option Agreement; and
(iii)	all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
(f)	Termination in Connection with a Change of Control: If, within 12 months following a Change of Control (as defined in the Omnibus Incentive Plan), a Participant who was an officer or employee of, or a consultant to, the Corporation prior to the Change of Control has their employment agreement or consulting agreement terminated:
(i)	all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable Option Agreement and (B) the date that is ninety (90) days after such termination or dismissal; and
(ii)	all unvested Share Units granted to such Participant shall become vested as of the date of such termination or dismissal.

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The foregoing provisions do not apply to Replacement SpinCo Options, which shall only expire on their expiry date determined in accordance with the Plan of Arrangement (except in the case of the death of a holder of Replacement SpinCo Options, in which case any Replacement SpinCo Options held by such Participant at the time of death may be exercised by the legal representative of such Participant in as described in clause (e)(ii) above).

Change of Control

In the event of a Change of Control (as defined in the Omnibus Incentive Plan) the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Incentive Plan and/or the Awards to assist the Participants to tender into a take-over bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

Assignment

No Award or other benefit payable under the Omnibus Incentive Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Amendment

The Board may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or any granted Award without the consent of the Participants, provided that any such suspension, termination, amendment or revision does not adversely alter or impair the rights of any Participant without the consent of such Participant (except as permitted by the provisions of the Omnibus Incentive Plan), and is in compliance with applicable law, including, if required, the prior approval of the TSX (or any other stock exchange on which the Common Shares are listed) or any other regulatory body having authority over the Corporation.

Unless such approval is required by law or the requirements of the TSX (or any other stock exchange on which the Common Shares are listed), the Board may make the following types of amendments to the Omnibus Incentive Plan without seeking approval of the Corporation's Shareholders:

•	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;
•	any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;
•	any amendment regarding the effect of termination of a Participant's employment or engagement;
•	any amendment which accelerates the date on which any Option may be exercised under the Omnibus Incentive Plan;
•	any amendment that is necessary to comply with applicable law (including taxation laws) or the requirements of the TSX or any other regulatory body;

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•	any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;
•	any amendment regarding the administration of the Omnibus Incentive Plan;
•	any amendment to add provisions permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, or adopt a clawback provision that is applicable to equity compensation; and
•	any other amendment that does not require the approval of the Corporation's Shareholders.

Shareholder approval is required to make the following amendments (provided that Common Shares held directly or indirectly by Insiders benefiting from such amendments shall be excluded when obtaining such approval):

•	an increase in the maximum number of Common Shares reserved for issuance under the Omnibus Incentive Plan (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);
•	any adjustment that reduces, or would have the effect of reducing, the exercise price of an Option (other than as a result of certain permitted adjustments arising from a reorganization of the share capital of the Corporation or certain other transactions);
•	an extension of the expiry date of an outstanding Award beyond the expiry date;
•	any amendment which increases the maximum number of Common Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Omnibus Incentive Plan and any other proposed or established Share Compensation Arrangement in a one-year period (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);
•	any amendment to the number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;
•	any amendment to the limits on Awards to Non-Employee Directors; and
•	any amendment to the definition of Eligible Participant under the Omnibus Incentive Plan.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Corporation currently has eight directors, all of whom, except Mr. Ewan Downie and Ms. Christina McCarthy, are considered independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"). Following the Meeting, assuming the election of the nominees, the Corporation will have nine directors. It is expected that all directors, except Mr. Ewan Downie and Ms. Christina McCarthy, will be considered independent of the Corporation for the purposes of NI 58-101, as detailed below.

The Company’s Common Shares are dual-listed in Canada and the United States. The NYSE American, U.S. securities laws, Glass Lewis and ISS all provide different requirements for determining director independence than requirements under Canadian securities laws and the policies of the TSX. While the standards used by the NYSE American, U.S. securities laws, as well as the requirements of Glass Lewis and ISS, are generally consistent with TSX requirements and Canadian securities laws, they each also include several additional requirements that may render a director that is independent under Canadian securities laws to be considered not independent under their respective standards.

Name of Director	Independence within the meaning of NI 58-101
Ron Clayton (Chair)	Independent
Ewan Downie	Not Independent(1)
John Seaman	Independent
John Begeman	Independent
Greg Smith	Independent
Arthur Einav	Independent
Eva Bellissimo	Independent
Christina McCarthy	Not Independent(2)
Cassandra Joseph(3)	Independent

Notes:

(1)	Mr. Downie is not considered to be independent by virtue of the fact that he is the Chief Executive Officer of the Corporation.
(2)	Ms. McCarthy may not be considered independent of the Corporation for the purposes of NI 58-101 as she was the President and Chief Executive Officer of Paycore Minerals Inc. prior to the Paycore Arrangement. At the closing of the Paycore Arrangement on May 5, 2023, Ms. McCarthy ceased to be the President and Chief Executive Officer of Paycore Minerals Inc. and Paycore Minerals Inc. became a wholly-owned subsidiary of the Corporation. Subsequently on May 9, 2023, Ms. McCarthy was elected as a director of the Corporation. While Ms. McCarthy was not an officer of Paycore Minerals Inc. at any time that Paycore Minerals Inc. was a subsidiary of the Corporation, the Corporation acknowledges that Ms. McCarthy may be deemed to be not independent pursuant to Section 1.4(3)(a) of NI 58-101.
(3)	Ms. Joseph is not a director of the Corporation as of the date hereof, but is being put forward as a director nominee of the Corporation. If Ms. Joseph is elected at the Meeting, her tenure as a director of the Corporation will commence as at the date of the Meeting.

The following table sets out, for each director of the Corporation for the year ended December 31, 2023, his or her independence, his or her attendance record for all meetings of the Board and committees of the Board held since the beginning of the most recently completed financial year of the Corporation:

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	Board		Audit Committee		Compensation Committee		Governance & Nominating Committee		Health, Safety, Environment & Sustainability Committee		Overall Attendance
	Number	%	Number	%	Number	%	Number	%	Number	%	Number (%)
Ron Clayton	6/6	100	-	-	-	-	-	-	4/4	100	10/10 (100%)
Ewan Downie	6/6	100	-	-	-	-	-	-	4/4	100	10/10 (100%)
John Seaman	6/6	100	4/4	100	2/2	100	-	-	-	-	12/12 (100%)
John Begeman	6/6	100	4/4	100	2/2	100	3/3	100	-	-	15/15 (100%)
Greg Smith	6/6	100	2/2(1)	100	1/1(3)	100	-	-	4/4	100	13/13 (100%)
Arthur Einav	6/6	100	2/2(2)	100	1/1(4)	100	3/3	100	-	-	12/12 (100%)
Eva Bellissimo	6/6	100	-	-	-	-	3/3	100	-	-	9/9 (100%)
Christina McCarthy(5)	3/3	100	-	-	-	-	-	-	1/1	100	4/4 (100%)
TOTAL (%):	100%		100%		100%		100%		100%		100%

Notes:

(1)	Mr. Smith was a member of the Audit Committee from January 1, 2023 to May 9, 2023. Mr. Smith rotated off the Audit Committee on May 9, 2023. The information relating to his Audit Committee attendance is provided only in respect of the period January 1, 2023 to May 9, 2023.
(2)	Mr. Einav was appointed as a member of the Audit Committee on May 9, 2023. The information relating to his Audit Committee attendance is provided only in respect of the period May 9, 2023 to December 31, 2023.
(3)	Mr. Smith was appointed as a member of the Compensation Committee on May 9, 2023. The information relating to his Compensation Committee attendance is provided only in respect of the period May 9, 2023 to December 31, 2023.
(4)	Mr. Einav was a member of the Compensation Committee from January 1, 2023 to May 9, 2023. Mr. Einav rotated off the Compensation Committee on May 9, 2023. The information relating to his Compensation Committee attendance is provided only in respect of the period January 1, 2023 to May 9, 2023.
(5)	Ms. McCarthy was elected as a director of the Corporation at the meeting of Shareholders held on May 9, 2023. She was appointed as a member of the HSES Committee as of May 9, 2023. The information relating to her board and committee attendance is provided only in respect of the period May 9, 2023 to December 31, 2023.

For the financial year ended December 31, 2023, the independent directors of the Corporation held 5 in camera sessions (subsequent to the Board meetings) without members of management present in order to discuss the business of the Corporation.

As of the date of this Circular, Mr. Ron Clayton is the Chairman of the Board and is considered to be independent of the Corporation for the purposes of NI 58-101. The Chairman of the Board plays a leading and critical role on behalf of the Board in its supervision of senior management of the business and affairs of the Corporation. The Chairman is primarily responsible for the management of the Chief Executive Officer of the Corporation and effective performance of the Board and provides leadership to the Chief Executive Officer and the Board. The written mandate of the Chairman states that the Chairman should provide leadership to the Board, including by:

•	leading, managing and organizing the Board consistent with the approach to corporate governance established by the Board from time to time;
•	promoting cohesiveness among the directors of the Corporation;

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•	being satisfied, together with the lead independent director, if any, that the responsibilities of the Board and the committees of the Board are well understood by the Board;
•	assisting the Board in ensuring the integrity and ethics of the senior officers of the Corporation and that such senior officers create a culture of fairness, integrity and ethics consistent with the policies of the Corporation, throughout the Corporation;
•	together with the lead director, if any, and the Chair of the CG&N Committee, reviewing from time to time the committees of the Board, the Chairs of such committees and the mandates of such committees; and
•	together with the lead director, if any, and the Chair of CG&N Committee, ensuring that the Board, the committees of the Board, individual directors and the senior officers understand and discharge their respective obligations consistent with the approach to corporate governance established by the Board and the policies of the Corporation from time to time.

The Chairman also acts in an advisory and supervisory capacity to the senior officers of the Corporation in all matters concerning the interests, affairs and management of the Corporation.

In circumstances where the Chairman of the Board is not considered independent under NI 58-101, the Board will appoint a lead director who will provide, as required, independent leadership to the Board and will facilitate the functioning of the Board independently of the senior officers and the Chairman (if not independent).

Section 10.02                      Other Public Company Directorships

The following directors or director nominees of the Corporation also currently hold directorships with other reporting issuers:

Name of Director	Other Reporting Issuers	Markets
Ewan Downie	Wolfden Resources Corporation	TSX Venture Exchange
John Begeman	Pan American Silver Corp.	Toronto Stock Exchange
	Allied Gold Corporation	Toronto Stock Exchange
Eva Bellissimo	Li-ft Power Corporation	TSX Venture Exchange
John Seaman	Wolfden Resources Corporation	TSX Venture Exchange
	Fitzroy Minerals Inc.	TSX Venture Exchange
	Magna Mining Inc.	TSX Venture Exchange
Greg Smith	Horizon Copper Corp.	TSX Venture Exchange
Christina McCarthy	Kirkland Lake Discoveries Corp.	TSX Venture Exchange
	Palamina Corp.	TSX Venture Exchange
	Dryden Gold Corp.	TSX Venture Exchange
Cassandra Joseph	Bunker Hill Mining	TSX Venture Exchange

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Corporation and to act in the best interests of the Corporation. In discharging its mandate, the directors of the Corporation are responsible for the oversight and review of the development of, among other things, the following matters:

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•	succession planning, including appointing, training and monitoring senior management;
•	reviewing financial and underlying operational performance of the Corporation;
•	the integrity of the Corporation's internal controls and procedures, including adequate management information systems and the oversight of the testing of internal controls;
•	the strategic direction of the Corporation;
•	identifying the principal business risks of the Corporation and ensuring that procedures and people are in place to appropriately manage these risks; and
•	disclosure and communication policies for the Corporation to facilitate communications with investors and other interested parties.

The Board has adopted a formal written mandate (the "Board Mandate") which clarifies these responsibilities and is complemented by the written mandates of each of its standing committees. The Board Mandate also sets out procedures relating to the Board's operations, such as the number of meetings, delegation to committees of the Board and access to independent advisors. Pursuant to the Board Mandate, the Board is required to hold a minimum of one scheduled meeting per quarter and directors are expected to attend at least 75% of all meetings of the Board held in a given financial year. The Board Mandate also sets forth the Board's policy is to hold an in camera session at the end of each Board meeting with only the independent directors of the Corporation in attendance.

The Board is responsible for assessing its own mandate and the effectiveness in fulfilling its mandate. The Board discharges its responsibilities and obligations either directly or through one of its committees, currently consisting of the Audit Committee, the Compensation Committee, the CG&N Committee and the HSES Committee.

The full text of the Board Mandate establishing the mandate and responsibilities of the Board is reproduced in its entirety in Appendix "A" attached hereto. A copy of the Board Mandate is also available on the Corporation's website at www.i80gold.com.

Position Descriptions

The Board has developed written mandates for the Chairman of the Board, the Chief Executive Officer, and each committee of the Board, including written responsibilities for the chair of each committee of the Board. A copy of the mandate of the Chairman of the Board, the Chief Executive Officer, and each committee of the Board are available on the Corporation's website at www.i80gold.com.

Orientation and Continuing Education

When a new director is added, the CG&N Committee will, if requested by the Board, arrange for an orientation and education program to inform the new director about the role of the Board and its committees, the nature and affairs of the Corporation and the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments. New directors will also be provided with reference materials and access to corporate information and other resources in order to give such directors an opportunity to become familiar with the Corporation and its operations, including:

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•	information on the Board and its committees, and copies of the corporate governance policies of the Corporation;
•	access to recent, publicly filed documents of the Corporation, technical reports and any internal financial information;
•	access to recent Board and committee meeting materials;
•	access to management, technical experts and consultants; and
•	a summary of significant corporate and securities responsibilities.

The CG&N Committee is also mandated to consider continuing education opportunities that would be relevant to existing directors of the Corporation so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business and affairs of the Corporation remains current.

As each director has a different skill set and professional background, any orientation and continuing education activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The directors of the Corporation have adopted a written Code of Business Conduct and Ethics for the directors, officers and employees of the Corporation (the "Code"). A copy of the Code may be found under the Corporation's issuer profile on SEDAR+ at www.sedarplus.ca or on the Corporation's website at www.i80gold.com.

The Code outlines the ethical principles that should guide all directors, officers and employees of the Corporation in the performance of their duties. It provides that directors, officers and employees must not only comply with applicable laws, rules and regulations, but also must engage in and promote honest and ethical conduct and abide by the policies and procedures that govern the conduct of the Corporation's business. Further, any director, officer or employee who knows of or suspects a violation of the Code, or of any applicable laws, rules or regulations (including all applicable stock exchange rules), is obligated to immediately report such information to a member of management or the Audit Committee.

The senior management and directors of the Corporation are responsible for monitoring compliance with the Code and for regularly assessing its adequacy. The directors of the Corporation are responsible for interpreting the Code in any particular situation and for approving any changes to the Code as is required from time to time. The CG&N Committee will review actions taken by the senior officers to ensure compliance with the Code and the results of the confirmations, and any violations, of the Code, and will also monitor any proposed amendments to the Code and any waivers to the Code granted by the Board.

The directors of the Corporation as a whole ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of the Corporation has a material interest by requiring such director or executive officer to disclose any potential or actual conflicts of interest to the Chairman of the Corporation. If the Chairman determines that a conflict exists, such director or executive officer does not participate in the discussion or decisions regarding the transaction or agreements. Directors and executive officers of the Corporation are urged, where appropriate, to retain independent professional advice to ensure the fulfillment of their duties.

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Nomination of Directors

The CG&N Committee is responsible for identifying potential candidates for the Board and also considers, from time to time, the desirable number of directors of the Corporation. The CG&N Committee has been delegated the responsibility of assessing potential Board candidates to fill perceived needs on the Board for required competencies, skills, independence, diversity, and other factors. Members of the Board are also consulted for possible candidates.

The CG&N Committee considers from time to time the desirable number of directors of the Corporation, identifies and recommends to the Corporation and the Board proposed nominees to be directors of the Corporation, and considers a skills matrix for the Board, which includes the competencies and skills that each individual director possesses. In identifying and making recommendations of nominee directors to the Board, the CG&N Committee considers the competencies and skills that are necessary for the Board as a whole to possess, the competencies and skills that are necessary for each individual director to possess, the competencies and skills which each new nominee to the Board is expected to bring, whether each proposed nominee to the Board will be able to devote sufficient time and resources to the Corporation, and diversity considerations in accordance with the Diversity Policy of the Corporation. For more information about the Diversity Policy and related considerations, see the discussion under the heading "Statement of Corporate Governance Practices - Policies Regarding the Representation of Women on the Board" below.

For details on the composition of the CG&N Committee and other responsibilities of the CG&N Committee, see "Statement of Corporate Governance Practices - Board Committees - Corporate Governance and Nominating Committee".

Compensation

For information about the skills and experience of the members of the Compensation Committee, see "Statement of Executive Compensation - Compensation Discussion and Analysis - Compensation Governance" above.

The Compensation Committee is responsible for assisting the Board in setting the compensation of directors and senior officers of the Corporation and for developing and submitting to the Board recommendations with respect to other employee benefits that are considered advisable. In particular, the Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board with respect to the compensation policies and practices of the Corporation, annually reviewing and recommending to the Board for approval the remuneration of the senior officers of the Corporation (with such review being carried out in consultation with the Chief Executive Officer, other than the review of the remuneration of the Chief Executive Officer, for which he or she may not be present), annually reviewing and recommending to the Board for approval the remuneration of the directors of the Corporation. reviewing and making a recommendation to the Board on the hiring or termination of any senior executive or any special employment contracts, annually recommending to the Board any incentive award to be made to the senior executives under any incentive plan or under any employment agreement, and annually comparing the total remuneration of the senior executives with the remuneration of peers in the same industry. The role of the Compensation Committee includes reviewing and identifying, on an annual basis, any risks associated with the compensation policies and practices of the Corporation that are reasonably likely to have a material adverse effect on the Corporation and, to the extent deemed necessary by the Compensation Committee, establishing practices to identify and mitigate any compensation policies and practices that could encourage senior executives of the Corporation to take inappropriate or excessive risks. The Compensation Committee also oversees the equity-based compensation plans of the Corporation, including the Omnibus Incentive Plan.

Appropriate compensation is determined through periodic and annual reports from the Compensation Committee on the Corporation's overall compensation and benefits philosophies, with such compensation realistically reflecting the responsibilities and risks of each position. For more information with respect to the compensation of the Named Executive Officers and the directors of the Corporation, see "Statement of Executive Compensation".

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Board Committees

As of the date hereof, the Corporation has the following standing committees of the Board. The mandates of each of the committees are available on the Corporation's website at www.i80gold.com.

Audit Committee

As of the date of this Circular, the Audit Committee is comprised of three members, being Messrs. John Seaman (Chair), John Begeman and Arthur Einav, each of whom was independent within the meaning of National Instrument 52-110 - Audit Committees. For details on the attendance of members of the Audit Committee at the meetings of the Audit Committee in the year ended December 31, 2023, see "Statement of Corporate Governance Practices - Board of Directors".

Information regarding the Audit Committee, including the complete text of the Charter of the Audit Committee, is set forth in the annual information form of the Corporation dated March 12, 2024, under the heading "Audit Committee Disclosure".

Compensation Committee

As of the date of this Circular, the Compensation Committee is comprised of three members, being Messrs. John Begeman (Chair), John Seaman and Greg Smith, each of whom was independent within the meaning of NI 58-101. For details on the attendance of members of the Compensation Committee at the meetings of the Compensation Committee in the year ended December 31, 2023 as well as independence determinations, see "Statement of Corporate Governance Practices - Board of Directors".

For further information regarding the Compensation Committee members and its responsibilities, see "Statement of Executive Compensation - Compensation Discussion and Analysis" and "Statement of Corporate Governance Practices - Compensation".

Health, Safety, Environment & Sustainability Committee

As of the date of this Circular, the HSES Committee is comprised of four members, being Messrs. Ron Clayton, Ewan Downie and Greg Smith and Ms. Christina McCarthy. For details on the attendance of members of the Sustainability Committee at the meetings of the HSES Committee in the year ended December 31, 2023, see "Statement of Corporate Governance Practices - Board of Directors".

The HSES Committee is responsible for reviewing reports from management of the Corporation concerning the Corporation's compliance with applicable laws, rules, regulations and standards of corporate conduct with respect to health, safety and the environment. The HSES Committee is also responsible for reviewing and recommending to the Board for approval, any changes in, or additions to, the environmental and occupational health and safety policies. The HSES Committee also review other environmental matters and risks (which includes impacts on biodiversity and water quality, engagement with local communities relating to waste management and assess climate-related risks) and occupational health and safety matters and risks (which includes maintenance of plant, equipment and infrastructure and feedback from employees, contractors and local communities and stakeholders relating to site operations).

Corporate Governance and Nominating Committee

As of the date of this Circular, the CG&N Committee is comprised of three members, being Ms. Eva Bellissimo (Chair) and Messrs. John Begeman and Arthur Einav, each of whom was independent within the meaning of NI 58-101. For details on the attendance of members of the CG&N Committee at the meetings of the CG&N Committee in the year ended December 31, 2023, see "Statement of Corporate Governance Practices - Board of Directors".

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The CG&N Committee is responsible for assisting the Corporation and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements, including all applicable stock exchange rules, and to promote a culture of integrity throughout the Corporation. It is the responsibility of the CG&N Committee, in consultation with the Chairman of the Board to review and make recommendations to the Board with respect to its standing committees, as well as the Chairs and mandates of such committees. The CG&N Committee will also periodically assess the size and composition of the Board, identify individuals qualified to be new Board members and, if requested, develop a comprehensive orientation and education program for new recruits to the Board and continuing education program for current members of the Board. The role of the CG&N Committee includes evaluating periodically the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors, and reviewing requests from members of the Board to hire any outside consultants. It also oversees all proposed related party transactions and is responsible for reviewing and monitoring the enforcement of the Code and the progress of its diversity and inclusion efforts pursuant to the Diversity Policy. See "Statement of Corporate Governance Practices - Nomination of Directors".

Assessments

The CG&N Committee is responsible for reviewing periodically the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The Board has an assessment questionnaire that is responded to by the Board, which looks at the performance of the Board. The results of such assessment are tabulated by Ms. Hunt, Manager of Corporate Affairs & Corporate Secretary, and then discusses and reports on the results and any proposed action items to improve the functioning of the Board or any Committees to the CG&N Committee and the Board.

Director Term Limits and Other Mechanisms of Board Renewal

As set forth above under "Business of the Meeting - Election of Directors", each director elected serves until the next annual meeting of Shareholders unless his or her office is earlier vacated in accordance with the articles of the Corporation. The Board does not currently have a limit on the number of consecutive terms for which a director may sit as it believes that imposing arbitrary term or age limits at this stage of the Corporation’s development may be disruptive as it may prevent or restrict the continued service on the Board of experienced and valuable directors who will have acquired an institutional knowledge of the Corporation from such years of service. The imposition of inflexible term limits may not necessarily correlate with returns or benefits for stakeholders. Rather, the Board maintains a flexible approach to Board succession whereby it considers the addition of potential candidates in conjunction with its assessments of current directors and the Board as a whole. The CG&N Committee and the Board have an effective director evaluation process and which the Board believes is a more effective method to assess the fitness for service on the Board than age or term served. Periodically, the CG&N Committee, together with the CEO will survey directors individually to determine whether such director has sufficient time to devote to his or her Board duties and whether there is any other reason for which such director does not believe he or she should stand for re-election at the next annual general meeting. The Board believes that the above approach allows the Corporation to maintain an effective Board succession process.

Majority Voting Policy

The Board has adopted a majority voting policy (the "Majority Voting Policy") which provides that in an uncontested election of directors, if any nominee for director receives a greater number of votes "withheld" from his or her election than votes "for" such election, that director will immediately tender his or her resignation to the Board following the meeting. The CG&N Committee will consider the offer of resignation and recommend to the Board whether or not to accept it. In its deliberations, the CG&N Committee will consider any exceptional circumstances that would justify not accepting the resignation. The CG&N Committee is expected to recommend that the Board accept the resignation absent exceptional circumstances. The Board will render a decision as to whether or not to accept the resignation within 90 days following the applicable Shareholders' meeting, after considering the circumstances considered by the CG&N Committee and any other circumstances that the Board considers relevant. The Board will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board. The Board will promptly issue a press release to announce its decision, a copy of which will be provided to the TSX. If a director refuses to tender his or her resignation in accordance with the Majority Voting Policy, such director will not be re-nominated at the next election.

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Policies Regarding the Representation of Women on the Board

The Corporation believes that decision-making is enhanced through diversity in the broadest sense and it has a diversity policy (the "Diversity Policy") to reflect this principle. In the context of an effective Board, diversity includes expression of thought, knowledge and competencies, experiences, backgrounds and perspectives. Diversity also includes valuing an individual's gender, ethnicity, age, race, religion, disability, cultural and socio-economic background and sexual orientation. Taken together, these diverse experiences, backgrounds and perspectives provide an active, informed and positive contribution to the operation and oversight of the Corporation, the conduct of its business and its future development. The Corporation supports and encourages diversity of the Board and senior management team, including the appointment of Board seats held by women. Under the Diversity Policy, the Board set an objective of reaching 30% representation of women on Board by the time of the Meeting. In 2023, the Corporation increased the representation of women on its board with the election of Ms. Christina McCarthy to the Board, bringing the representation of women on the Board at the end of the financial year 2023 to 25%. The CG&N Committee also recommended that Ms. Cassandra Joseph be nominated as an additional director to the Board at the Meeting. Should Ms. Joseph be elected to the Board at the Meeting, the representation of women on the Board will increase to three out of nine directors (33%).

Pursuant to the Diversity Policy, the CG&N Committee reviews and assesses Board composition, including the level of representation of women on the Board, on behalf of the Board and recommends the appointment of new directors as applicable. In connection with this process, the CG&N Committee assesses the effectiveness of the Board as a whole, its committees and individual directors. The CG&N Committee considers the results of these assessments and the balance of skills, experience, independence and knowledge on the Board, diversity, how the Board works together as a unit, and other factors relevant to its effectiveness in making recommendations relating to Board appointments. The Corporation believes that a Board and senior management team made up of highly qualified individuals from diverse backgrounds enriches discussions and enhances decision-making.

Board appointment recommendations look to highly qualified individuals based on their experience, education, expertise, personal qualities, and general business and sector specific knowledge while also seeking to achieve its objectives established under its Diversity Policy. The CG&N Committee and the Board, may, if needed, engage external advisors to conduct a search for Board and management candidates to help achieve board diversity as described in the Diversity Policy.

The CG&N Committee is responsible for assessing the Corporation's progress against the Diversity Policy's objectives and continuing to review best practices with respect to diversity and inclusion. The CG&N Committee identified the skills and criteria that would be best suitable for a new board member to possess and identified a number of diverse candidates in 2024 that possessed such skills.

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Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy and its target of 30% representation of women on the Board by the Meeting, the Board is committed to continue progress towards the goal of a more diverse board of directors. Although the Board has not adopted formal goals for gender diversity in 2023, the Board increased its representation of women on the Board from 14.3% to 25% with the election of Ms. Christina McCarthy at the previous annual meeting of Shareholders held on May 9, 2023. In addition to the incumbent Board members, the Board is proposing a new nominee to stand for election at this Meeting who possesses key expertise and competencies that the CG&N Committee has considered to be a positive contribution to the Board and will also improve the diversity on the Board, increasing the representation of women on the Corporation's Board from 25% to 33%. Should Ms. Joseph be elected at the Meeting, the Board will achieve its target of 30% representation of women on the Board.

The CG&N Committee maintains an evergreen list of potential candidates for election to the Board, which list includes diversity considerations as a criteria. In addition, the CG&N Committee considers diversity a criteria in the short list of candidates during the director identification and selection process. If relevant, the CG&N Committee will periodically assess the effectiveness of the nomination process at achieving the Corporation's diversity goals.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Diversity Policy also covers senior management appointments. The Board has not adopted formal goals for gender diversity for Senior Management. However, the Corporation when making Senior Management appointment considers and adopts meritocratic recruitment and progression measures designed to improve diversity in senior management and all levels of employees at the Corporation's sites and offices.

The Corporation currently has 31% representation of women in non-executive positions its workforce.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has set an objective of reaching 30% representation of women on the Board of Directors by the time of the Meeting. Assuming the election of the proposed nominees, three (33%) of the nine directors on the Board will be women, reflecting an increase in representation of women on the Board from 25% last year (two of the eight directors) and the achievement of the Board's objective in respect of the representation of women on Board.

None of the executive officers of the Corporation is a woman. The Corporation believes in the identification or selection of the most appropriate candidates for the Corporation's specialized business and its current stage of operations. Diversity, including gender, age, nationality, cultural and educational background and business and other experience, is one of the factors that the CG&N Committee considers in identifying and nominating candidates for election or re-election to the Board. The CG&N Committee believes all of these factors are relevant to ensure high functioning Board members and believes that appointments of directors and executive officers should be made based on a holistic review of the merits of the individuals, taking into account knowledge and competencies of the Board or management candidate and balanced against the diversity criteria and goals of the Corporation. The Corporation is committed to providing an environment in which all employees and directors are treated fairly and with respect and have equal access to opportunities for advancement based on skills and aptitude.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, no person proposed to be nominated for election as a director of the Corporation, nor any associate of any such director, executive officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries, or indebted to another entity, where such indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, pursuant to a security purchase program of the Corporation or otherwise.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) of the Corporation, no person proposed to be nominated for election as a director of the Corporation, nor any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR+ at www.sedarplus.ca. Further financial information is provided in the comparative financial statements and the management's discussion and analysis of the Corporation for its most recently completed financial year ended December 31, 2023, which have been filed on SEDAR+. The Corporation will provide these documents to any Shareholder, without charge, upon request to the Secretary of the Corporation.

APPROVAL

The contents of this Circular, and the sending thereof to the Shareholders, have been approved by the directors of the Corporation.

DATED at Thunder Bay, Ontario as of this 11th day of April, 2024.

BY ORDER OF THE BOARD
(Signed) "Ewan S. Downie"
President and Chief Executive Officer

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Appendix "A"

Mandate of the Board of Directors

Purpose

The Board of Directors (the "Board") of i-80 Gold Corp. (the "Corporation") is responsible for the supervision of the senior management of the business, the going concern and general affairs of the Corporation. The Board shall conduct the procedures, and manage the responsibilities and obligations set out below, either directly or through committees of the Board, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Sustainability Committee.

Composition

1.	The Board should consist of individuals who possess skills and competencies in areas that are relevant to the business and affairs of the Corporation. At least a majority of the directors will be deemed to be "independent" directors within the meaning of applicable securities laws, instruments, rules and policies and regulatory requirements, including all applicable stock exchange rules (collectively "Applicable Laws").
2.	The directors of the Corporation will be elected at the annual meeting of the shareholders of the Corporation and shall serve no longer than the close of the next annual meeting of shareholders, subject to re-election thereat.

Meetings

3.	The Board shall have at least four regularly scheduled meetings, at least one in each quarter, in each financial year of the Corporation.
4.	The Chairman, the Chief Executive Officer (the "CEO") and the Lead Director, if any, are responsible for the agenda for each meeting of the Board. Prior to each Board meeting, the Chairman and the CEO should discuss agenda items for the meeting with the Lead Director, if any. Materials for each meeting shall be distributed to the Board sufficiently in advance of the meeting.
5.	Directors are expected to attend at least three quarters of all meetings of the Board held in a given financial year of the Corporation and to adequately review meeting materials in advance of each meeting.
6.	The independent directors, within the meaning of Applicable Laws, should hold an in camera session without the non-independent directors and officers present at each meeting of the Board. The Chairman, if independent, and if not independent, the Lead Director if any, should chair the in camera sessions.

Board Committees

7.	The Board may appoint such committees from time to time as it considers appropriate. Each permanent committee shall have a mandate that is approved by the Board setting out the responsibilities of, and the extent of the powers delegated to, such committee by the Board.

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Responsibilities

Oversight of Management and the Board

8.	The Board is responsible for the appointment, and replacement, of senior management of the Corporation. The Board should ensure that appropriate succession planning, including the appointment, training and monitoring of the senior officers and members of the Board, is in place.
9.	The Board is responsible for satisfying itself as to the integrity of the CEO and the other senior officers and that the CEO and the other senior officers create a culture of integrity, fairness and ethics in accordance with the policies of the Corporation, throughout the Corporation.
10.	The Board should annually consider what additional skills and competencies would be helpful to senior management and the Board, with the Corporate Governance and Nominating Committee being responsible for identifying specific candidates for consideration for appointment to management and the Board.
11.	Through the Compensation Committee, the Board should review the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and should review the compensation of the senior officers to ensure that it is competitive within the industry and that the form of compensation aligns the interests and responsibilities of each senior officer with those of the Corporation.

Financial Matters

12.	The Board is responsible for reviewing the financial and underlying operational performance of the Corporation and assessing whether the Corporation continues to be a going concern.
13.	The Board should review and approve the annual financial statements, management's discussion and analysis related to such annual financial statements, budgets and forecasts, and the annual information form, management information circular and annual report, of the Corporation.
14.	The Board, primarily through the Audit Committee, shall monitor and ensure the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Corporation and the financial reporting procedures of the Corporation.
15.	The Board is responsible for considering, and if established, reviewing from time to time, and approving of a dividend and any dividend policy for the Corporation.

Business Strategy

16.	The Board has primary responsibility for the adoption of the strategic direction of the Corporation. The Board will contribute to the development of the strategic direction by approving, at least annually, a strategic plan and budget developed and proposed by the senior officers, subject to any changes required by the Board. The strategic plan and budget should take into account the business opportunities and business risks of the Corporation. The Board will review with the senior officers from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these factors on the strategic direction of the Corporation. The Board will review and approve the financial objectives, plans and actions of the Corporation, including significant capital allocations and expenditures including the going concern of the Corporation.
17.	The Board is responsible for ensuring that procedures and people are in place to appropriately manage the principal business risks of the Corporation.

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18.	The Board should monitor corporate performance against the approved strategic plan and budget, including assessing senior management and operating results, to evaluate whether the business is being appropriately managed.

Communications and Reporting to Shareholders

19.	The Board is responsible for overseeing the continuous disclosure program of the Corporation with a view to satisfying itself that procedures and policies are in place and that senior management is adhering to such procedures and policies to ensure that material information is disclosed in a timely fashion.
20.	The Board will ensure that the Corporation has a fulsome disclosure policy which includes a framework and procedures for investor relations and public disclosure in accordance with best practices.

Corporate Governance

21.	The Corporate Governance and Nominating Committee will recommend to the Board and the Board will establish and approve the approach and mandate of the Corporation to its corporate governance and all related policies.
22.	The Board is responsible for assessing its own mandate and the effectiveness in fulfilling its mandate and the Corporate Governance and Nominating Committee shall assess the mandate and effectiveness of each of the other committees (considering, among other things, the recommendation of the applicable committee) from time to time and at least annually.
23.	The Board is responsible for evaluating the relevant relationships of each independent director and is required to make an affirmative decision that any such relationship does not preclude a determination that the director is not independent within the meaning of Applicable Laws.
24.	The Board is responsible for ensuring the establishment and compliance of appropriate standards of corporate conduct, adopt a corporate code of conduct for all employees, including senior officers, and shall ensure that procedures are in place to monitor compliance with such code. Any grants of waivers of the code of conduct shall only be granted in accordance with the Code of Business Conduct and Ethics.

General

25.	The Board is responsible for performing such other functions as are prescribed by law, including all Applicable Laws.
26.	The Board may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Corporate Governance and Nominating Committee, retain an outside financial, legal or other advisor at the expense of the Corporation.

Lead Director

27.	The Board will appoint a Lead Director in circumstances in which the Chairman of the Board is not considered independent under Applicable Laws in order to provide independent leadership, as required, to the Board and for the other purposes set forth below.
28.	If a Lead Director is required, the Corporate Governance and Nominating Committee will recommend a candidate for the position of Lead Director from amongst the independent members of the Board. The Board will be responsible for appointing the Lead Director and approving the Lead Director's remuneration.

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29.	The Lead Director, if any, will serve at the pleasure of the Board.
30.	The Lead Director, if any, will provide as required, independent leadership to the Board and will facilitate the functioning of the Board independently of the senior officers and the Chairman.
31.	The Lead Director, if any, will:
(a)	in the absence of the Chairman, act as chair of meetings of the Board;
(b)	review with the Chairman and the CEO matters for presentation to the Board;
(c)	consult and meet with any or all of the other independent directors, at the request of any of them and with or without the attendance of the Chairman and senior management, and represent such directors in discussions with the senior officers and Chairman concerning corporate governance and other matters;
(d)	together with the Chairman and the CEO, ensure that all required matters are presented to the Board, such that the Board is able to supervise the management of the business and affairs of the Corporation;
(e)	together with the Chairman and the Chair of the Corporate Governance and Nominating Committee, ensure that the Board, the committees of the Board, individual directors and the senior officers understand and discharge their obligations under the approach to corporate governance established by the Board from time to time;
(f)	mentor and counsel new members of the Board to assist them in becoming active and effective directors;
(g)	facilitate the process of conducting director evaluations;
(h)	promote best practices and high standards of corporate governance in accordance with the policies of the Corporation; and
(i)	perform such other responsibilities and obligations as may be delegated to the Lead Director, if any, by the Board from time to time.

Feedback

32.	The Board welcomes input and comments from shareholders of the Corporation relating to this mandate. Such input and comments may be sent to the Board at the address of the Corporation.

Approved: May 19, 2022

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Appendix "B"
OMNIBUS INCENTIVE PLAN

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i-80 GOLD CORP.
(THE "CORPORATION")

OMNIBUS SHARE INCENTIVE PLAN

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	6
Article 2 PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS		7
2.1	Purpose of the Plan	7
2.2	Implementation and Administration of the Plan	7
2.3	Participation in this Plan	8
2.4	Shares Subject to the Plan	9
2.5	Limits with Respect to Insiders, Individual Limits, Annual Grant Limits and Non-Employee Director Limits	9
2.6	Granting of Awards	10
Article 3 OPTIONS		10
3.1	Nature of Options	10
3.2	Option Awards	10
3.3	Option Price	11
3.4	Option Term	11
3.5	Exercise of Options	11
3.6	Method of Exercise and Payment of Purchase Price	11
3.7	Option Agreements	12
Article 4 RESTRICTED AND PERFORMANCE SHARE UNITS		12
4.1	Nature of Share Units	12
4.2	Share Unit Awards	13
4.3	Share Unit Agreements	13
4.4	Vesting of Share Units	14
4.5	Redemption / Settlement of Share Units	14
4.6	Determination of Amounts	16
4.7	Award of Dividend Equivalents	16
Article 5 DEFERRED SHARE UNITS		17
5.1	Nature of Deferred Share Units	17
5.2	Market Fluctuation	17
5.3	DSU Awards	17
5.4	DSU Agreements	17
5.5	Redemption / Settlement of DSUs	18

5.6	Determination of Amounts	19
Article 6 GENERAL CONDITIONS		20
6.1	General Conditions Applicable to Awards	20
6.2	General Conditions Applicable to Options	21
6.3	General Conditions Applicable to Share Units	22
Article 7 ADJUSTMENTS AND AMENDMENTS		23
7.1	Adjustment to Shares Subject to Outstanding Awards	23
7.2	Change of Control	23
7.3	Amendment or Discontinuance of the Plan	24
Article 8 MISCELLANEOUS		25
8.1	Use of an Administrative Agent	25
8.2	Tax Withholding	26
8.3	Clawback	26
8.4	Securities Law Compliance	26
8.5	Reorganization of the Corporation	27
8.6	Quotation of Shares	28
8.7	Fractional Shares	28
8.8	Governing Laws	28
8.9	Severability	28
8.10	Code Section 409A	28

I-80 Gold Corp. OMNIBUS SHARE INCENTIVE PLAN

i-80 Gold Corp. (the "Corporation") hereby establishes an omnibus share incentive plan for certain qualified directors, executive officers, employees or Consultants (as defined herein) of the Corporation or any of its Subsidiaries (as defined herein).

Article 1
INTERPRETATION

1.1       Definitions

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Account" means a notional account maintained for each Participant on the books of the Corporation which will be credited with Share Units or DSUs, as applicable, in accordance with the terms of this Plan;

"Arrangement" means the arrangement of Premier under Section 182 of the Business Corporations Act (Ontario) approved by the securityholders of Premier at a special meeting on February 23, 2021, which provides for, among other things, the exchange of Premier Options for Replacement SpinCo Options;

"Associate", where used to indicate a relationship with a Participant, means (i) any domestic partner of that Participant and (ii) the spouse of that Participant and that Participant's children, as well as that Participant's relatives and that Participant's spouse's relatives, if they share that Participant's residence;

"Award" means any of an Option (including, for the avoidance of doubt, a Replacement SpinCo Option), Share Unit or DSU granted pursuant to, or otherwise governed by, the Plan;

"Blackout Period" means the period during which Participants cannot trade securities of the Corporation pursuant to the Corporation's policy respecting restrictions on trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider, is subject);

"Blackout Period Expiry Date" means the date on which a Blackout Period expires;

"Board" has the meaning ascribed thereto in Section 2.2(1) hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Vancouver, British Columbia for the transaction of banking business;

"Canadian Participant" means a Participant who is a resident of Canada and/or who is granted an Award in respect of, or by virtue of, employment services rendered in Canada, provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Taxpayer;

"Cashless Exercise Right" has the meaning ascribed thereto in Section 3.6(3) hereof;

"Cause" has the meaning ascribed thereto in Section 6.2(1) hereof;

"Change of Control" means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (c) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation's equity incentive plans;
(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation, merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;
(c)	the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its wholly-owned Subsidiaries;
(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or
(e)	individuals who, immediately prior to a particular time, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board immediately following such time; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Code Section 409A" means Section 409A of the Code and applicable regulations and guidance issued thereunder;

"Consultant" means a natural person, other than an employee, executive officer or director of the Corporation or a Subsidiary, who provides ongoing bona fide services to the Corporation (not in connection with the offer or sale of securities in a capital-raising transaction), and who does not directly or indirectly promote or maintain a market for the Corporation's securities;

"Consulting Agreement" means any written consulting agreement between the Corporation or a Subsidiary and a Participant who is a Consultant;

"Corporation" means i-80 Gold Corp., a corporation existing under the Business Corporations Act (British Columbia);

"Designated Broker" means a broker who is independent (pursuant to the rules and policies of the TSX) of, and deals at arm's length with, the Corporation and its Subsidiaries and is designated by the Corporation or its Subsidiaries;

"Dividend Equivalent" means additional Share Units credited to a Participant's Account as a dividend equivalent pursuant to Section 4.7;

"DSU" has the meaning ascribed thereto in Section 5.1 hereof;

"DSU Agreement" means a written agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof, a form of which is attached hereto as Exhibit "D";

"DSU Redemption Date" means, with respect to a particular DSU, the date on which such DSU is redeemed in accordance with the provisions of this Plan;

"Eligibility Date" the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Corporation by the insurance company providing such long-term disability benefits);

"Eligible Participant" means: (i) in respect of a grant of Options or Share Units, any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries, (ii) in respect of a grant of DSUs, any Non-Employee Director, and (iii) in respect of a grant of Replacement SpinCo Options, any former holder of Premier Options who is entitled to receive Replacement SpinCo Options in accordance with the Plan of Arrangement;

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or a Subsidiary and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Option, if applicable;

"Grant Agreement" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a Share Unit Agreement, a DSU Agreement, an Employment Agreement or a Consulting Agreement;

"Insider" means a "reporting insider" as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and includes Associates and affiliates (as such term is defined in Part 1 of the TSX Company Manual) of such "reporting insider";

"ITA" means the Income ITA (Canada), as amended from time to time;

"ITA Regulations" means the regulations promulgated under the ITA, as amended from time to time;

"Market Value of a Share" means, with respect to any particular date as of which the Market Value of a Share is required to be determined, (i) if the Shares are then listed on the TSX, the closing price of the Shares on the TSX on the last trading day prior to such particular date; (ii) if the Shares are not then listed on the TSX, the closing price of the Shares on any other stock exchange on which the Shares are then listed (and, if more than one, then using the exchange on which a majority of trading in the Shares occurs) on the last trading day prior to the such particular date; or (iii) if the Shares are not then listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith, and such determination shall be conclusive and binding on all Persons;

"Non-Employee Director" means a member of the Board who is not otherwise an employee or executive officer of the Corporation or a Subsidiary;

"Option" means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, and includes, for the avoidance of doubt, a Replacement SpinCo Option;

"Option Agreement" means a written agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, a form of which is attached hereto as Exhibit "A";

"Option Price" has the meaning ascribed thereto in Section 3.2 hereof;

"Option Term" has the meaning ascribed thereto in Section 3.4 hereof;

"Outstanding Issue" means the number of Shares that are outstanding as at a specified time, on a non- diluted basis;

"Participant" means any Eligible Participant that is granted one or more Awards under the Plan;

"Performance Criteria" means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Option or Share Unit.

"Performance Period" means the period determined by the Board at the time any Option or Share Unit is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Options or Share Unit are to be measured;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this i-80 Gold Corp. Omnibus Share Incentive Plan, including the exhibits hereto and any amendments or supplements hereto made after the effective date hereof;

"Plan of Arrangement" means the plan of arrangement implementing the Arrangement;

"Premier" means Premier Gold Mines Limited, a corporation existing under the Business Corporations Act (Ontario) and the parent of the Corporation prior to the completion of the Arrangement;

"Premier Option" means a share purchase option to acquire a Premier Share granted pursuant to the Premier Share Incentive Plan;

"Premier Share Incentive Plan" means the amended and restated share incentive plan of Premier dated May 23, 2019, as amended from time to time including pursuant to the Premier Share Incentive Plan Amendments;

"Premier Share Incentive Plan Amendments" has the meaning given to that term in the Plan of Arrangement;

"Premier Shares" means the common shares in the capital of Premier, as constituted prior to the effective time of the Arrangement;

"Redemption Date" has the meaning ascribed thereto in Section 4.5(1) hereof;

"Replacement SpinCo Option" means an option to acquire 0.4 of a Share granted to a former holder of a Premier Option in exchange for the SpinCo Portion of such Premier Option pursuant to, and on the terms and conditions set out in, the Plan of Arrangement;

"Restriction Period" means, with respect to a particular grant of Share Units, the period between the date of grant of such Share Units and the latest Vesting Date in respect of any portion of such Share Units;

"SEC" has the meaning ascribed thereto in Section 8.4(5) hereof;

"Separation from Service" has the meaning ascribed to it under Code Section 409A;

"Shares" means the common shares in the share capital of the Corporation;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, including a share purchase from treasury by a full-time employee, director, officer, Insider, or Consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

"Share Unit" means a right awarded to a Participant to receive a payment as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"Share Unit Agreement" means a written agreement between the Corporation and a Participant evidencing the grant of Share Units and the terms and conditions thereof, a form of which is attached hereto as Exhibit "C";

"Share Unit Outside Expiry Date" has the meaning ascribed thereto in Section 4.5(4) hereof.

"SpinCo Portion" has the meaning given to that term in the Plan of Arrangement;

"Stock Exchange" means the TSX or, if the Shares are not listed or posted for trading on the TSX at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

"Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

"Termination Date" means (i) in the event of a Participant's resignation, the date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Corporation or one of its Subsidiaries, (ii) in the event of the termination of the Participant's employment, or position as director, executive or officer of the Corporation or a Subsidiary, or Consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Corporation or the Subsidiary, as the case may be, and (iii) in the event of a Participant's death, on the date of death, provided that, in applying the provisions of this Plan to DSUs granted to a Canadian Participant, the "Termination Date" shall be the date on which the Participant is neither a director, employee, executive or officer of the Corporation or of any affiliate of the Corporation (where "affiliate" has the meaning ascribed thereto by the Canada Revenue Agency for the purposes of paragraph 6801(d) of the ITA Regulations);

"Termination of Service" means that a Participant has ceased to be an Eligible Participant;

"TSX" means the Toronto Stock Exchange;

"U.S." means the United States of America;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Share Unit Outside Expiry Date" has the meaning ascribed thereto in Section 4.1 hereof;

"U.S. Taxpayer" means a Participant who is a U.S. citizen, a U.S. permanent resident or other person who is subject to taxation on their income or in respect of Awards under the Code, provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Taxpayer; and

"Vesting Date" has the meaning ascribed thereto in Section 4.4 hereof.

1.2       Interpretation

(1)	Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term "discretion" or "authority" means the sole and absolute discretion of the Board.
(2)	The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.
(3)	In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.
(4)	The words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation". As used herein, the expressions "Article", "Section" and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.
(5)	Unless otherwise specified in the Participant's Grant Agreement, all references to money amounts are to Canadian currency, and where any amount is required to be converted to or from a currency other than Canadian currency, such conversion shall be based on the exchange rate quoted by the Bank of Canada on the particular date.

(6)	For purposes of this Plan, the legal representatives of a Participant shall only include the legal representative of the Participant's estate or will.
(7)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

Article 2
PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1       Purpose of the Plan

The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Corporation's welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;
(b)	to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;
(c)	to reward Participants for their performance of services while working for the Corporation or a Subsidiary;
(d)	to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment or service; and
(e)	in connection with the grant of Replacement SpinCo Options, to reward such Participants for the services performed by them in relation to the Subsidiaries prior to the effective time of the Arrangement.

2.2       Implementation and Administration of the Plan

(1)	The Plan shall be administered and interpreted by the board of directors of the Corporation (the "Board") or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. If such committee or plan administrator is appointed for this purpose, all references to the "Board" herein will be deemed references to such committee or plan administrator. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.
(2)	Subject to Article 7 and any applicable rules of a Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction.
(3)	Subject to the provisions of this Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of the Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Corporation, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part. Any such delegation by the Board may be revoked at any time at the Board's sole discretion. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Corporation, its Subsidiaries and all Eligible Participants.

(4)	No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board or and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.
(5)	The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity, the Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

2.3       Participation in this Plan

(1)	The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under the Plan. Neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.
(2)	Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Corporation or any of its Subsidiaries. No asset of the Corporation or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.
(3)	Unless otherwise determined by the Board, the Corporation shall not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

2.4       Shares Subject to the Plan

(1)	Subject to adjustment pursuant to Article 7 hereof, the securities that may be acquired by Participants pursuant to Awards under this Plan shall consist of authorized but unissued Shares, provided that in the case of Share Units the Corporation (or applicable Subsidiary) may, at its sole discretion, elect to settle such Share Units in Shares acquired in the open market by a Designated Broker for the benefit of a Participant.
(2)	The maximum number of Shares reserved for issuance, in the aggregate, under this Plan shall be equal to 10% of the Outstanding Issue, less any Shares underlying securities granted under any other Share Compensation Arrangement of the Corporation, if any. For the purposes of calculating the number of Shares reserved for issuance under this Plan, (i) each Option, other than a Replacement SpinCo Option, shall be counted as reserving one Share under the Plan, (ii) each Replacement SpinCo Option shall be counted as reserving 0.4 of a Share under the Plan, and (iii) , notwithstanding that the settlement of any Share Unit or DSU in Shares shall be at the sole discretion of the Corporation as provided herein, for purposes of the foregoing each Share Unit and each DSU shall, in each case, be counted as reserving one Share under the Plan. The Plan is considered to be an "evergreen" plan as Shares of the Corporation covered by Awards which have been settled will be available for subsequent grant under the Plan, and the number of Awards that may be granted under the Plan increases if the total number of issued and outstanding Shares of the Corporation increases.
(3)	No Award may be granted if such grant would have the effect of causing the total number of Shares reserved for issuance under this Plan to exceed the maximum number of Shares reserved for issuance under this Plan as set out above.
(4)	If (i) an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised, (ii) an outstanding Award (or portion thereof) is settled in cash, or (iii) Shares acquired pursuant to an Award subject to forfeiture are forfeited, then in each such case the Shares reserved for issuance in respect of such Award (or portion thereof) will again be available for issuance under the Plan.

2.5       Limits with Respect to Insiders, Individual Limits, Annual Grant Limits and Non-Employee Director Limits

(1)	The maximum number of the Corporation's securities issuable to Insiders, at any time under the Plan, or when combined with all of the Corporation's other Share Compensation Arrangement, cannot exceed ten percent (10%) of the Corporation's total issued and outstanding securities.
(2)	The maximum number of the Corporation's securities issued to Insiders, within any one-year period, under the Plan, or when combined with all of the Corporation's other Share Compensation Arrangement, cannot exceed ten percent (10%) of the Corporation's total issued and outstanding securities.
(3)	Any Award granted pursuant to the Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits set out in Section 2.5(1) and Section 2.5(2).
(4)	The maximum number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period shall not exceed 5% of the Outstanding Issue (as of the commencement of such one-year period).

(5)	The Board may make Awards to Non-Employee Directors under the Plan provided that:
(a)	the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options; and
(b)	the maximum number of Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the Outstanding Issue (as of the commencement of such one-year period).

2.6       Granting of Awards

Any Award granted under or otherwise governed by the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any stock exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or settlement of such Award or the exercise of any Option or the issuance or purchase of Shares thereunder, as applicable, such Award may not be granted, settled or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

Article 3
OPTIONS

3.1       Nature of Options

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For greater certainty, the Corporation is obligated to issue and deliver the designated number of Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Shares issued from treasury. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

3.2       Option Awards

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) in accordance with Section 3.3, determine the price per Share to be payable upon the exercise of each such Option (the "Option Price") and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of a Stock Exchange. Notwithstanding the foregoing, the Corporation shall grant the Replacement SpinCo Options to former holders of Premier Options pursuant to, and on the terms and conditions set out in, the Plan of Arrangement.

3.3       Option Price

The Option Price in respect of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the Market Value of a Share as of the date of the grant. Notwithstanding the foregoing, the exercise price per Share under any Replacement SpinCo Option shall be the exercise price determined in accordance with the Plan of Arrangement for such Replacement SpinCo Option.

3.4       Option Term

Except in the case of Replacement SpinCo Options, the Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted ("Option Term"). In the case of Replacement SpinCo Options, each Replacement SpinCo Option shall expire on the applicable expiry date for such Replacement SpinCo Option determined in accordance with the Plan of Arrangement. Unless otherwise determined by the Board, all unexercised Options shall be cancelled, without any compensation, at the expiry of such Options. Notwithstanding the expiration provisions hereof, if the date on which an Option Term expires falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the expiration date of the Option will be the date that is ten Business Days after the Blackout Period Expiry Date. Notwithstanding anything else herein contained, the ten Business Day period referred to in this section may not be further extended by the Board.

3.5       Exercise of Options

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in compliance with the Corporation's insider trading policy.

3.6       Method of Exercise and Payment of Purchase Price

(1)	Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the legal representative of the Participant) by delivering a fully completed Exercise Notice, a form of which is attached hereto as Exhibit "B", to the Corporation at its registered office to the attention of the Chief Financial Officer of the Corporation (or the individual that the Chief Financial Officer of the Corporation may from time to time designate) or by giving notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by payment, in full, of (i) the Option Price multiplied by the number of Shares specified in such notice, and (ii) such amount in respect of withholding taxes as the Corporation may require under Section 8.2. Such payment shall be in the form of cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board.
(2)	Upon exercise of an Option, the Corporation shall, as soon as practicable after such exercise and receipt of all payments required to be made by the Participant to the Corporation in connection with such exercise, but no later than ten (10) Business Days following such exercise and payment, forthwith cause the transfer agent and registrar of the Shares either to:
(a)	deliver to the Participant (or to the legal representative of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the legal representative of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the legal representative of the Participant) shall have then paid for and as are specified in such Exercise Notice, which Shares shall be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.
(3)	The Board may, at any time and on such terms as it may in its discretion determine, grant to a Participant who is entitled to exercise an Option the alternative right (the "Cashless Exercise Right") to deal with such Option on a "cashless exercise" basis. Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, granted to a Participant in respect of any Options entitles the Participant the right to surrender such Options, in whole or in part, to the Corporation upon giving notice in writing to the Corporation of the Participant's intention to exercise such Cashless Exercise Right and the number of Options in respect of which such Cashless Exercise Right is being exercised, and, upon such surrender, to receive, as consideration for the surrender of such Options as are specified in the notice, that number of Shares, disregarding fractions, equal to the quotient obtained by:
(a)	subtracting the applicable Option Price from the Market Value of a Share (determined as of the date such notice of cashless exercise is received by the Corporation), and multiplying the remainder by the number of Options specified in such notice;
(b)	subtracting from the amount obtained under Section 3.6(3)(a) the amount of any applicable withholding taxes as determined by the Corporation in its sole discretion; and
(c)	dividing the net amount obtained under subsection 3.6(3)(b) by the Market Value of a Share determined as of the date such notice of cashless exercise is received by the Corporation.

3.7       Option Agreements

Options shall be evidenced by an Option Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine with reference to the form attached as Exhibit "A". The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax (including, in respect of Canadian Participants, such terms and conditions so as to ensure that the Option shall be continuously governed by section 7 of the ITA) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or provide services in or the rules of any regulatory body having jurisdiction over the Corporation.

Article 4
RESTRICTED AND PERFORMANCE SHARE UNITS

4.1       Nature of Share Units

A Share Unit is an Award in the nature of a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient Participant to receive a cash payment equal to the Market Value of a Share (or, at the sole discretion of the Corporation, a Share), and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment or other service relationship (sometimes referred to as a "Restricted Share Unit") the achievement of specified Performance Criteria (sometimes referred to as a "Performance Share Unit"), or both. Unless otherwise provided in the applicable Share Unit Agreement, it is intended Share Units awarded to U.S. Taxpayers will be exempt from Code Section 409A under U.S. Treasury Regulation section 1.409A-1(b)(4), and accordingly such Share Units will be settled/redeemed by March 15th of the year following the year in which such Share Units are not, or are no longer, subject to a substantial risk of forfeiture (as such term is interpreted under Code Section 409A). For greater certainty, upon the satisfaction or waiver or deemed satisfaction of all Performance Criteria and other vesting conditions, the Share Units of U.S. Taxpayers will no longer be subject to a substantial risk of forfeiture, and will be settled/redeemed by March 15th of the following year (the "U.S. Share Unit Outside Expiry Date"). It is intended that, in respect of Share Units granted to Canadian Participants as a bonus for services rendered in the year of grant, neither the Plan nor any Share Units granted hereunder will constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA, by reason of the exemption in paragraph (k) thereof. All Share Units granted hereunder shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages received or receivable by any Canadian Participant in respect of his or her services to the Corporation or a Subsidiary, as applicable.

4.2       Share Unit Awards

(1)	The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Share Units under the Plan, (ii) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date or dates on which such Share Units shall be granted, (iii) determine the relevant conditions, vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such Share Units, and (iv) any other terms and conditions applicable to the granted Share Units, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any Share Unit Agreement.
(2)	Subject to the vesting and other conditions and provisions in this Plan and in the applicable Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Share, or at the discretion of the Corporation (or applicable Subsidiary), one Share or any combination of cash and Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, in each case less any applicable withholding taxes. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any Share Unit, and, notwithstanding any discretion exercised by the Corporation (or applicable Subsidiary) to settle any Share Unit, or portion thereof, in the form of Shares, the Corporation (and each Subsidiary) reserves the right to change such form of payment at any time until payment is actually made.

4.3       Share Unit Agreements

(1)	The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement in such form not inconsistent with the Plan as the Board may from time to time determine with reference to the form attached as Exhibit "C". Such Share Unit Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit Agreement. The provisions of the various Share Unit Agreements issued under this Plan need not be identical.

(2)	The Share Unit Agreement shall contain such terms that the Corporation considers necessary in order that the Share Unit will comply with Code Section 409A and any provisions respecting restricted share units in the income tax laws (including, in respect of Canadian Participants, such terms and conditions so as to ensure that the Share Units shall not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA, by reason of the exemption in paragraph (k) thereof) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or provide services in or the rules of any regulatory body having jurisdiction over the Corporation.

4.4       Vesting of Share Units

The Board shall have sole discretion to (i) determine if any vesting conditions with respect to a Share Unit, including any Performance Criteria or other vesting conditions contained in the applicable Share Unit Agreement, have been met, (ii) waive the vesting conditions applicable to Share Units (or deem them to be satisfied), and (iii) extend the Restriction Period with respect to any grant of Share Units, provided that (A) any such extension shall not result in the Restriction Period for such Shares Units extending beyond the Share Unit Outside Expiry Date, and (B) with respect to any grant of Share Units to a U.S. Taxpayer, such extension constitutes a substantial risk of forfeiture and such Share Units will continue to be exempt from (or otherwise comply with) Code Section 409A. The Corporation shall communicate to a Participant, as soon as reasonably practicable, the date on which all such applicable vesting conditions in respect of a grant of Share Units to the Participant have been satisfied, waived, or deemed satisfied and such Share Units have vested (the "Vesting Date"). Notwithstanding the foregoing, if the date on which any Share Units would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the Vesting Date of such Share Units will be deemed to be the date that is the earlier of (i) ten Business Days after the Blackout Period Expiry Date (which ten Business Day period may not be further extended by the Board) and (ii) the Share Unit Outside Expiry Date in respect of such Share Units, provided that in no event will the redemption and settlement of any Share Units of a Participant who is a U.S. Taxpayer be delayed beyond March 15th of the calendar year immediately following the year in which such Share Units are not, or are no longer, subject to a substantial risk of forfeiture (as such term is interpreted under Code Section 409A).

4.5       Redemption / Settlement of Share Units

(1)	Subject to the provisions of this Section 4.5 and Section 4.6, a Participant's vested Share Units shall be redeemed in consideration for a cash payment on the date (the "Redemption Date") that is the earliest of (i) the 15th day following the applicable Vesting Date for such vested Share Units (or, if such day is not a Business Day, on the immediately following Business Day), (ii) the Share Unit Outside Expiry Date, and (iii) in the case of a Participant who is a U.S. Taxpayer, the U.S. Share Unit Outside Expiry Date.
(2)	Subject to the provisions of this Section 4.5 and Section 4.6, during the period between the Vesting Date and the Redemption Date in respect of a Participant's vested Share Units, the Corporation (or any Subsidiary that is party to an Employment Agreement or Consulting Agreement with the Participant whose vested Share Units are to be redeemed) shall, at its sole discretion, be entitled to elect to settle all or any portion of the cash payment obligation otherwise arising in respect of the Participant's vested Share Units either (i) by the issuance of Shares to the Participant (or the legal representative of the Participant, if applicable) on the Redemption Date, or (ii) by paying all or a portion of such cash payment obligation to the Designated Broker, who shall use the funds received to purchase Shares in the open market, which Shares shall be registered in the name of the Designated Broker in a separate account for the Participant's benefit.

(3)	Settlement of a Participant's vested Share Units shall take place on the Redemption Date as follows:
(a)	where the Corporation (or applicable Subsidiary) has elected to settle all or a portion of the Participant's vested Share Units in Shares issued from treasury:
(i)	in the case of Shares issued in certificated form, by delivery to the Participant (or to the legal representative of the Participant, if applicable) of a certificate in the name of the Participant (or the legal representative of the Participant, if applicable) representing the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding in accordance with Section 8.2; or
(ii)	in the case of Shares issued in uncertificated form, by the issuance to the Participant (or to the legal representative of the Participant, if applicable) of the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding tax under Section 8.2, which Shares shall be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares;
(b)	where the Corporation or a Subsidiary has elected to settle all or a portion of the Participant's vested Share Units in Shares purchased in the open market, by delivery to the Designated Broker of readily available funds in an amount equal to the Market Value of a Share as of the Redemption Date multiplied by the number of vested Share Units to be settled in Shares purchased in the open market, less the amount of any applicable withholding tax under Section 8.2, along with directions instructing the Designated Broker to use such funds to purchase Shares in the open market for the benefit of the Participant and to be evidenced by a confirmation from the Designated Broker of such purchase;
(c)	any cash payment to which the Participant is entitled (excluding, for the avoidance of doubt, any amount payable in respect of the Participant's Share Units that the Corporation or a Subsidiary has elected to settle in Shares) shall, subject to satisfaction of any applicable withholding tax under Section 8.2, be paid to the Participant (or to the legal representative of the Participant, if applicable) by the Corporation or Subsidiary of which the Participant is a director, employee, executive officer or Consultant, in cash, by cheque or by such other payment method as the Corporation and Participant may agree; and
(d)	where the Corporation or a Subsidiary has elected to settle a portion, but not all, of the Participant's vested Share Units in Shares, the Participant shall be deemed to have instructed the Corporation or Subsidiary, as applicable, to withhold from the cash portion of the payment to which the Participant is otherwise entitled such amount as may be required in accordance with Section 8.2 and to remit such withheld amount to the applicable taxation authorities on account of any withholding tax obligations, and the Corporation or Subsidiary, as applicable, shall deliver any remaining cash payable, after making any such remittance, to the Participant (or to the legal representative of the Participant, if applicable) as soon as reasonable practicable. In the event that the cash portion payable to settle a Participant's Share Units in the foregoing circumstances is not sufficient to satisfy the withholding obligations of the Corporation or a Subsidiary pursuant to Section 8.2, the Corporation or Subsidiary, as applicable, shall be entitled to satisfy any remaining withholding obligation by any other mechanism as may be required or determined by the Corporation or Subsidiary as appropriate.

(4)	Notwithstanding any other provision in this Article 4, no payment, whether in cash or in Shares, shall be made in respect of the settlement of any Share Units later than December 15 of the third (3rd) calendar year following the end of the calendar year in respect of which such Share Unit is granted (the "Share Unit Outside Expiry Date").

4.6       Determination of Amounts

(1)	The cash payment obligation arising in respect of the redemption and settlement of a vested Share Unit pursuant to Section 4.5 shall be equal to the Market Value of a Share as of the applicable Redemption Date. For the avoidance of doubt, the aggregate cash amount to be paid to a Participant (or the legal representative of the Participant, if applicable) in respect of a particular redemption of the Participant's vested Share Units shall, subject to any adjustments in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, be equal to the Market Value of a Share as of the Redemption Date for such vested Share Units multiplied by the number of vested Share Units in the Participant's Account at the commencement of the Redemption Date (after deducting any such vested Share Units in the Participant's Account in respect of which the Corporation (or applicable Subsidiary) makes an election under Section 4.5(2) to settle such vested Share Units in Shares).
(2)	If the Corporation (or applicable Subsidiary) elects in accordance with Section 4.5(2) to settle all or a portion of the cash payment obligation arising in respect of the redemption of a Participant's vested Share Units by the issuance of Shares, the Corporation shall, subject to any adjustments in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, issue to the Participant (or the legal representative of the Participant, if applicable), for each vested Share Unit which the Corporation (or applicable Subsidiary) elects to settle in Shares, one Share. Where, as a result of any adjustment in accordance with Section 7.1 and/or any withholding required pursuant to Section 8.2, the aggregate number of Shares to be received by a Participant upon an election by the Corporation (or applicable Subsidiary) to settle all or a portion of the Participant's vested Share Units in Shares includes a fractional Share, the aggregate number of Shares to be received by the Participant shall be rounded down to the nearest whole number of Shares.

4.7       Award of Dividend Equivalents

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant's Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant's Account in additional Share Units, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of Share Units in such Participant's Account on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of one Share calculated as of the date that dividends are paid. Any additional Share Units credited to a Participant's Account as a Dividend Equivalent shall be subject to the same terms and conditions (including vesting and Restriction Periods) as the Share Units in respect of which such additional Share Units are credited and shall be deemed to have been awarded on the same date and subject to the same expiry date as the Share Units in respect of which such additional Share Units are credited.

In the event that the Participant's applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant.

Article 5
DEFERRED SHARE UNITS

5.1       Nature of Deferred Share Units

A deferred share unit ("DSU") is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Shares, as determined by the Corporation in its sole discretion, unless such DSU expires prior to being settled.

5.2       Market Fluctuation

For greater certainty, no amount will be paid or benefit provided to, or in respect of, a Participant, or to any person who does not deal at arm's length with a Participant for the purposes of the ITA, under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the shares of the Corporation or any corporation related thereto.

5.3       DSU Awards

(1)	Subject to the provisions of this Plan and the requirements of paragraph 6801(d) of the ITA Regulations and Code Section 409A, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Non-Employee Directors who may receive DSUs under the Plan, (ii) fix the number of DSUs, if any, to be granted to any Non-Employee Director and the date or dates on which such DSUs shall be granted, and (iii) determine any other terms and conditions applicable to the granted DSUs.
(2)	Subject to the vesting and other conditions and provisions in this Plan and in any DSU Agreement, each DSU awarded to a Participant shall entitle the Participant to receive on settlement a cash payment equal to the Market Value of a Share, or at the discretion of the Corporation, one Share or any combination of cash and Shares as the Corporation in its sole discretion may determine. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any DSU, and, notwithstanding any discretion exercised by the Corporation to settle any DSU, or portion thereof, in the form of Shares, the Corporation reserves the right to change such form of payment at any time until payment is actually made.

5.4       DSU Agreements

(1)	The grant of a DSU by the Board shall be evidenced by a DSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine with reference to the form attached as Exhibit "D". Such DSU Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a DSU Agreement. The provisions of the various DSU Agreements issued under this Plan need not be identical.
(2)	Each DSU Agreement shall contain such terms that the Corporation considers necessary in order that the DSUs granted thereunder will comply with Code Section 409A and any provisions respecting restricted share units in the income tax (including, in respect of Canadian Participants, such terms and conditions so as to ensure that the DSUs shall not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA by reason of the exemption in paragraph 6801(d) of the ITA Regulations) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or provide services in or the rules of any regulatory body having jurisdiction over the Corporation.

5.5       Redemption / Settlement of DSUs

(1)	Except as otherwise provided in this Section 5.5 or Section 8.10 of this Plan, (i) DSUs of a Participant who is a U.S. Taxpayer shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant's Separation from Service, and (ii) DSUs of a Participant who is a Canadian Participant (or who is neither a U.S Taxpayer nor a Canadian Participant) shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant's Termination Date, but in any event not later than, and any payment (whether in cash or in Shares) in respect of the settlement of such DSUs shall be made no later than, December 15 of the first (1st) calendar year commencing immediately after the Participant's Termination Date. Notwithstanding the foregoing, if a payment in settlement of DSUs of a Participant who is both a U.S. Taxpayer and a Canadian Participant:
(a)	is required as a result of his or her Separation from Service in accordance with clause (i) above, but such payment would result in such DSUs failing to satisfy the requirements of paragraph 6801(d) of the ITA Regulations, and the Board determines that it is not practical to make such payment in some other manner or at some other time that complies with both Code Section 409A and paragraph 6801(d) of the ITA Regulations, then such payment will be made to a trustee to be held in trust for the benefit of the Participant in a manner that causes the payment to be included in the Participant's income under the Code but does not contravene the requirements of paragraph 6801(d) of the ITA Regulations, and the amount shall thereafter be paid out of the trust at such time and in such manner as complies with the requirements of paragraph 6801(d) of the ITA Regulations; or
(b)	is required pursuant to clause (ii) above, but such payment would result in such DSUs failing to satisfy the requirements of Code Section 409A because the Participant has not experienced a Separation from Service, and if the Board determines that it is not practical to make such payment in some other manner or at some other time that satisfies the requirements of both Code Section 409A and paragraph 6801(d) of the ITA Regulations, then the Participant shall forfeit such DSUs without compensation therefore.
(2)	The Corporation will have, at its sole discretion, the ability to elect to settle all or any portion of the cash payment obligation arising in respect of the redemption and settlement of a Participant's DSUs by the issuance of Shares.
(3)	For greater certainty, the Corporation shall not pay any cash or issue any Shares to a Participant in satisfaction of the redemption of a Participant's DSUs prior to the Corporation being satisfied, in its sole discretion, that all applicable withholding taxes under Section 8.2 will be timely withheld or received and remitted to the appropriate taxation authorities in respect of any particular Participant and any particular DSUs.
(4)	The redemption and settlement of a Participant's DSUs shall occur on the applicable DSU Redemption Date as follows:
(a)	where the Corporation has elected to settle all or a portion of the Participant's DSUs in Shares,

(i)	in the case of Shares issued in certificated form, delivery to the Participant (or to the legal representative of the Participant, if applicable) of a certificate in the name of the Participant (or the legal representative of the Participant, if applicable) representing the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding in accordance with Section 8.2; or
(ii)	in the case of Shares issued in uncertificated form, issuance to the Participant (or to the legal representative of the Participant, if applicable) of the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding tax under Section 8.2, which Shares shall be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares;
(b)	any cash payment to which the Participant is entitled (excluding, for the avoidance of doubt, any amount payable in respect of the Participant's DSUs that the Corporation has elected to pay in Shares) shall, subject to satisfaction of any applicable withholding tax under Section 8.2, be paid to the Participant (or to the legal representative of the Participant, if applicable) by the Corporation in cash, by cheque or by such other payment method as the Corporation and Participant may agree; and
(c)	where the Corporation has elected to settle a portion, but not all, of the Participant's DSUs in Shares, the Participant shall be deemed to have instructed the Corporation to withhold from the cash portion of the payment to which the Participant is otherwise entitled such amount as may be required in accordance with Section 8.2 and to remit such withheld amount to the applicable taxation authorities on account of any withholding obligations of the Corporation, and the Corporation shall deliver any remaining cash payable, after making any such remittance, to the Participant (or to the legal representative of the Participant, if applicable) as soon as reasonable practicable. In the event that the cash portion elected by the Corporation to settle the Participant's Share Units is not sufficient to satisfy the withholding obligations of the Corporation pursuant to Section 8.2, any remaining amounts shall be satisfied by the Corporation by any other mechanism as may be required or determined by the Corporation as appropriate.

5.6       Determination of Amounts

(1)	The cash payment obligation by the Corporation in respect of the redemption and settlement of a DSU pursuant to Section 5.5 shall be equal to the Market Value of a Share as of the applicable DSU Redemption Date. For the avoidance of doubt, the aggregate cash amount to be paid to a Participant (or the legal representative of the Participant, if applicable) in respect of a particular redemption of the Participant's DSUs shall, subject to any adjustment in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, be equal to the Market Value of a Share as of the DSU Redemption Date for such DSUs multiplied by the number of DSUs being redeemed (after deducting any such DSUs in respect of which the Corporation makes an election under Section 5.5(2) to settle such DSUs in Shares).
(2)	If the Corporation elects in accordance with Section 5.5(2) to settle all or a portion of the cash payment obligation arising in respect of the redemption of a Participant's DSUs by the issuance of Shares, the Corporation shall, subject to any adjustments in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, issue to the Participant, for each DSU which the Corporation elects to settle in Shares, one Share. Where, as a result of any adjustment in accordance with Section 7.1 and/or any withholding required pursuant to Section 8.2, the aggregate number of Shares to be received by a Participant upon an election by the Corporation to settle all or a portion of the Participant's DSUs includes a fractional Share, the aggregate number of Shares to be received by the Participant shall be rounded down to the nearest whole number of Shares.

Article 6
GENERAL CONDITIONS

6.1       General Conditions Applicable to Awards

Each Award shall be subject to the following conditions:

(1)	Vesting Period. Each Award granted hereunder shall vest in accordance with the terms of this Plan and the Grant Agreement entered into in respect of such Award. Except in the case of DSUs, the Board has the right, in its sole discretion, to waive any vesting conditions or accelerate the vesting of any Award, or to deem any Performance Criteria or other vesting conditions to be satisfied, notwithstanding the vesting schedule set forth for such Award.
(2)	Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Corporation or a Subsidiary to the Participant of employment or another service relationship with the Corporation or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Corporation or any of its Subsidiaries in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise.
(3)	Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship or employment with the Corporation or any Subsidiary.
(4)	Rights as a Shareholder. Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing and except as provided under this Plan, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.
(5)	Conformity to Plan. In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(6)	Non-Transferrable Awards. Except as specifically provided in a Grant Agreement approved by the Board, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.
(7)	Participant's Entitlement. Except as otherwise provided in this Plan (including, without limiting the generality of the foregoing, pursuant to Section 6.2), or unless the Board permits otherwise, upon any Subsidiary of the Corporation ceasing to be a Subsidiary of the Corporation, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or Consultant of such Subsidiary of the Corporation and not of the Corporation itself, whether or not then exercisable, shall automatically terminate on the date of such change.

6.2       General Conditions Applicable to Options

Subject to Section 6.2(7), each Option shall be subject to the following conditions:

(1)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for Cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's codes of conduct and any other reason determined by the Corporation to be cause for termination.
(2)	Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Corporation or a Subsidiary being terminated without Cause (including, for the avoidance of doubt, as a result of any Subsidiary of the Corporation ceasing to be a Subsidiary of the Corporation, as contemplated by Section 6.1(7)), (i) each unvested Option granted to such Participant shall expire and become void immediately upon such termination, and (ii) each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the Participant's Termination Date (or such later date as the Board may, in its sole discretion, determine) and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.
(3)	Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Corporation or a Subsidiary, (i) each unvested Option granted to such Participant shall terminate and become void immediately upon such resignation and (ii) each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the Participant's Termination Date and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.
(4)	Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) each unvested Option granted to such Participant shall terminate and become void immediately, and (ii) each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Corporation or any Subsidiary by reason of permanent disability, and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

(5)	Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, (i) each unvested Option granted to such Participant shall terminate and become void immediately, and (ii) each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option shall cease to be exercisable on the earlier of (A) the date that is six (6) months after the Participant's death or (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.
(6)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant's participation in the Plan shall be terminated, provided that all vested Options shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.
(7)	Replacement SpinCo Options. The above provisions of this Section 6.2, other than Section 6.2(5) and this Section 6.2(7), shall not apply to any Replacement SpinCo Option, and each Replacement SpinCo Option shall, subject to Section 6.2(5), only expire on the expiry date of such Replacement SpinCo Option determined in accordance with the Plan of Arrangement.

6.3       General Conditions Applicable to Share Units

Each Share Unit shall be subject to the following conditions:

(1)	Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation from the Corporation or a Subsidiary, the Participant's participation in the Plan shall be terminated immediately, all Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested Share Units shall be forfeited and cancelled on the Termination Date.
(2)	Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, or upon a Participant ceasing to be Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Corporation or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled. Notwithstanding the foregoing, if the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Share Units, the date of such action is the Vesting Date.
(3)	General. For greater certainty, where (i) a Participant's employment or service relationship with the Corporation or a Subsidiary is terminated pursuant to Section 6.3(1) or Section 6.3(2) hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 6.3(2) hereof following the satisfaction of all vesting conditions in respect of particular Share Units but before receipt of the corresponding distribution or payment in respect of such Share Units, the Participant shall remain entitled to such distribution or payment.

Article 7
ADJUSTMENTS AND AMENDMENTS

7.1       Adjustment to Shares Subject to Outstanding Awards

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, in the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Corporation with or into another corporation, or (v) any distribution to all holders of Shares or other securities in the capital of the Corporation, of cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a)	adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;
(b)	adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or
(c)	adjustments to the number or kind of shares reserved for issuance pursuant to the Plan.

7.2       Change of Control

(1)	In the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Options shall thereupon terminate, provided that any such outstanding Options that have vested shall remain exercisable until the consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options immediately prior to the consummation of the take-over bid and the Shares issuable under such Options to be tendered to such bid, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 7.2 is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 7.2 or the definition of "Change of Control": (i) any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Options shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to the exercise of Options which vested pursuant to this Section 7.2 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Options which vested pursuant to this Section 7.2 shall be reinstated. In the event of a Change in Control, the Board may exercise its discretion to accelerate the vesting of, or waive the Performance Criteria or other Vesting Conditions applicable to, outstanding Share Units, and the date of the such action shall be the Vesting Date of such Share Units.

(2)	If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an officer or employee of, or Consultant to, the Corporation prior to the Change of Control has their Employment Agreement or Consulting Agreement terminated, then: (i) all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable Grant Agreement, and (B) the date that is 90 days after such termination or dismissal; and (ii) all unvested Share Units shall become vested, and the date of such Participant's Termination Date shall be deemed to be the Vesting Date.

7.3       Amendment or Discontinuance of the Plan

(1)	The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants, provided that such suspension, termination, amendment or revision shall:
(a)	not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;
(b)	be in compliance with applicable law (including Code Section 409A, to the extent it is applicable), including the prior approval, if required, of the TSX (or any other stock exchange on which the Shares are listed),or any other regulatory body having authority over the Corporation; and
(c)	be subject to shareholder approval to the extent such approval is required by applicable law or the requirements of the TSX (or any other stock exchange on which the Shares are listed), provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation, make the following amendments to this Plan:
(i)	any amendment to the vesting provision of the Awards;
(ii)	any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;
(iii)	any amendment regarding the effect of termination of a Participant's employment or engagement;
(iv)	any amendment which accelerates the date on which any Option may be exercised under the Plan;
(v)	any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the TSX (or any other stock exchange on which the Shares are listed) or any other regulatory body;
(vi)	any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(vii)	any amendment regarding the administration of the Plan;
(viii)	any amendment to adopt a clawback provision applicable to equity compensation; and
(ix)	any other amendment that does not require the approval of the shareholders of the Corporation under Section 7.3(2).
(2)	Notwithstanding Section 7.3(1), the Board shall be required to obtain shareholder approval to make the following amendments:
(a)	any increase to the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to Section 7.1;
(b)	except in the case of an adjustment pursuant to Section 7.1 any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price or other entitlements;
(c)	any amendment which extends the expiry date of any Award, or the Restriction Period of any Share Unit beyond the original expiry date or Restriction Period;
(d)	any amendment to the number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors;
(e)	any amendment which would permit Awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;
(f)	any amendment to the limits on Awards to Non-Employee Directors set out in Section 2.5(5);
(g)	any amendment to the definition of an Eligible Participant under the Plan; and
(h)	any amendments to this Section 7.3

provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Article 8
MISCELLANEOUS

8.1       Use of an Administrative Agent

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

8.2       Tax Withholding

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the legal representative of the Participant) under this Plan shall be made net of any applicable withholdings, including in respect of applicable withholding taxes required to be withheld at source and other source deductions, as the Corporation determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Corporation determines, including (a) by the sale of a portion of such Shares by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 8.1, on behalf of and as agent for the Participant, as soon as permissible and practicable, with the proceeds of such sale being used to satisfy any withholding and remittance obligations of the Corporation (and any remaining proceeds, following such withholding and remittance, to be paid to the Participant), (b) by requiring the Participant, as a condition of receiving such Shares, to pay to the Corporation an amount in cash sufficient to satisfy such withholding, or (c) any other mechanism as may be required or determined by the Corporation as appropriate.

8.3       Clawback

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Corporation pursuant to any such law, government regulation or stock exchange listing requirement) or any policy adopted by the Corporation. Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Corporation, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non- solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Corporation applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the Corporation of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable stock exchange listing standards, including any related policy adopted by the Corporation. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Corporation nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 8.3.

8.4       Securities Law Compliance

(1)	The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award, the exercise of any Option, the delivery of any Shares upon exercise of any Option, or the Corporation's election to deliver Shares in settlement of any Share Units or DSUs, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Award or exercise of any Option hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(2)	No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.
(3)	The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.
(4)	If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.
(5)	With respect to Awards granted in the United States or to U.S. Persons (as defined under Regulation S under the U.S. Securities Act) or at such time as the Corporation ceases to be a "foreign private issuer" (as defined under the U.S. Securities Act), unless the Shares which may be issued upon the exercise or settlement of such Awards are registered under the U.S. Securities Act, the Awards granted hereunder and any Shares that may be issuable upon the exercise or settlement of such Awards will be considered "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Accordingly, any such Awards or Shares issued prior to an effective registration statement filed with the United States Securities and Exchange Commission (the "SEC") may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed by the Participant, directly or indirectly, without registration under the U.S. Securities Act and applicable state securities laws or unless in compliance with an available exemption therefrom. Certificate(s) representing the Awards and any Shares issued upon the exercise of settlement of such Awards prior to an effective registration statement filed with the SEC, and all certificate(s) issued in exchange therefor or in substitution thereof, will be endorsed with the following or a similar legend until such time as it is no longer required under the applicable requirements of the U.S. Securities Act:

“THE SECURITIES REPRESENTED HEREBY [for Awards add: AND ANY SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.”

8.5       Reorganization of the Corporation

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or legal representative of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.6       Quotation of Shares

So long as the Shares are listed on one or more Stock Exchanges, the Corporation must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

8.7       Fractional Shares

If, upon the concurrent exercise of one or more Options by a Participant, the aggregate number of Shares that the Participant would otherwise be entitled to receive includes a fractional Share, then the aggregate number of Shares to be issued to the Participant upon such exercise shall be rounded down to the nearest lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

8.8       Governing Laws

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8.9       Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

8.10       Code Section 409A

It is intended that any payments under the Plan to U.S. Taxpayers shall be exempt from or comply with Code Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Code Section 409A. Solely to the extent that Awards of a U.S. Taxpayer are determined to be subject to Code Section 409A, the following will apply with respect to the rights and benefits of U.S. Taxpayers under the Plan:

(1)	Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to or for the benefit of a U.S. Taxpayer may not be reduced by, or offset against, any amount owing by the U.S. Taxpayer to the Corporation or any of its Affiliates.
(2)	If a U.S. Taxpayer becomes entitled to receive payment in respect of any DSUs, or any Share Units that are subject to Code Section 409A, as a result of his or her Separation from Service and the U.S. Taxpayer is a "specified employee" (within the meaning of Code Section 409A) at the time of his or her Separation from Service, and the Board makes a good faith determination that (i) all or a portion of the Share Units or DSUs constitute "deferred compensation" (within the meaning of Code Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such Separation from Service is required to be delayed pursuant to the six-month delay rule set forth in Code Section 409A in order to avoid taxes or penalties under Code Section 409A, then payment of such "deferred compensation" shall not be made to the U.S. Taxpayer before the date which is six months after the date of his or her Separation from Service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such Separation from Service) or, if earlier, the U.S. Taxpayer's date of death.

(3)	A U.S. Taxpayer's status as a "specified employee" (within the meaning of Code Section 409A) shall be determined by the Corporation as required by Code Section 409A on a basis consistent with Code Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Code Section 409A.
(4)	Although the Corporation intends that Share Units will be exempt from Code Section 409A or will comply with Code Section 409A, and that DSUs will comply with Code Section 409A, the Corporation makes no assurances that the Share Units will be exempt from Code Section 409A or will comply with it. Each U.S. Taxpayer, any beneficiary or the U.S. Taxpayer's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Taxpayer in connection with this Plan (including any taxes and penalties under Code Section 409A), and neither the Corporation nor any Subsidiary shall have any obligation to indemnify or otherwise hold such U.S. Taxpayer or beneficiary or the U.S. Taxpayer's estate harmless from any or all of such taxes or penalties.
(5)	In the event that the Board determines that any amounts payable hereunder will be taxable to a Participant under Code Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Share Units hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Code Section 409A.
(6)	In the event the Corporation amends, suspends or terminates the Plan or Share Units as permitted under the Plan, such amendment, suspension or termination will be undertaken in a manner that does not result in adverse tax consequences under Code Section 409A.

WSLEGAL\070615\00109\26454381v7

Exhibit "A"
TO OMNIBUS SHARE INCENTIVE PLAN OF I-80 GOLD CORP.

FORM OF OPTION AGREEMENT

This Option Agreement is entered into between i-80 Gold Corp. (the "Company") and the Participant named below, pursuant to the Company's Omnibus Share Incentive Plan (the "Plan"), a copy of which is attached hereto, and confirms that on:

1.	__________________________ (the "Grant Date"),
2.	__________________________ (the "Participant")
3.	was granted _______________________ options ("Options") to purchase common shares of the Company (each, a "Share"), in accordance with the terms of the Plan, which Options will bear the following terms:
(a)	Exercise Price and Expiry. Subject to the vesting conditions specified below, the Options will be exercisable by the Participant at a price of CAD$[•] per Share (the "Option Price") at any time prior to expiry on [•] (the "Expiration Date").
(b)	Vesting; Time of Exercise. Subject to the terms of the Plan, the Options shall vest and become exercisable as follows:
Number of Options	Vested On

If the aggregate number of Shares vesting in a tranche set forth above includes a fractional Share, aggregate number of Shares will be rounded down to the nearest whole number of Shares. Notwithstanding anything to the contrary herein, the Options shall expire on the Expiration Date set forth above and must be exercised, if at all, on or before the Expiration Date. Options are denominated in Canadian dollars (CAD$).

4.	The Options shall be exercisable only by delivery to the Company of a duly completed and executed notice in the form attached to this Option Agreement (the "Exercise Notice"), together with (i) payment of the Option Price for each Share covered by the Exercise Notice, and (ii) payment of any withholding taxes as required in accordance with the terms of the Exercise Notice. Any such payment to the Company shall be made by certified cheque or wire transfer in readily available funds.
5.	Subject to the terms of the Plan, the Options specified in an Exercise Notice shall be deemed to be exercised upon receipt by the Company of such written Exercise Notice, together with the payment of all amounts required to be paid by the Participant to the Company pursuant to paragraph 4 of this Option Agreement.

6.	To the extent the Participant is entitled to a Cashless Exercise Right in respect of all or any portion of the Options granted pursuant to this Option Agreement, such Cashless Exercise Right shall be exercisable only by delivery to the Company of a duly completed and executed Exercise Notice specifying the Participant's intention to surrender such Options to the Company pursuant to such Cashless Exercise Right, together with payment of any withholding taxes as required by the Company. Any such payment to the Company shall be made by certified cheque or wire transfer in readily available funds.
7.	The Participant hereby represents and warrants (on the date of this Option Agreement and upon each exercise or surrender of Options) that:
(a)	the Participant has not received any offering memorandum, or any other documents (other than annual financial statements, interim financial statements or any other document the content of which is prescribed by statute or regulation, other than an offering memorandum) describing the business and affairs of the Company that has been prepared for delivery to, and review by, a prospective purchaser in order to assist it in making an investment decision in respect of the Shares;
(b)	the Participant is acquiring the Shares without the requirement for the delivery of a prospectus or offering memorandum, pursuant to an exemption under applicable securities legislation and, as a consequence, is restricted from relying upon the civil remedies otherwise available under applicable securities legislation and may not receive information that would otherwise be required to be provided to it;
(c)	the Participant has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and does not desire to utilize a registrant in connection with evaluating such merits and risks;
(d)	the Participant acknowledges that an investment in the Shares involves a high degree of risk, and represents that it understands the economic risks of such investment and is able to bear the economic risks of this investment;
(e)	the Participant acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the exercise (or termination upon exercise of the Cashless Exercise Right) of any Options, as provided in Section 8.2 of the Plan;
(f)	this Option Agreement constitutes a legal, valid and binding obligation of the Participant, enforceable against him in accordance with its terms; and
(g)	the execution and delivery of this Option Agreement and the performance of the obligations of the Participant hereunder will not result in the creation or imposition of any lien, charge or encumbrance upon the Shares.

The Participant acknowledges that the Company is relying upon such representations and warranties in granting the Options and issuing any Shares upon exercise thereof.

8.	The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this Option Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Option Agreement, and (c) hereby accepts these Options subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this Option Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has reviewed this Option Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement.

9.	This Option Agreement and the terms of the Plan incorporated herein (with the Exercise Notice, if the Option is exercised or surrendered to the Company pursuant to a Cashless Exercise Right) constitutes the entire agreement of the Company and the Participant (collectively the "Parties") with respect to the Options and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This Option Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of British Columbia. Should any provision of this Option Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.
10.	In accordance with Section 8.4(5) of the Plan, if the Options and the underlying Shares are not registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, the Options may not be exercised in the "United States" or by "U.S. Persons" (each as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to Option holders in the United States that have not been registered under the U.S. Securities Act will be deemed "restricted securities" (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Company and the Participant have executed this Option Agreement as of ___________________, 20__.

I-80 GOLD CORP.

Per:
Authorized Signatory

EXECUTED by [•] in the presence of:	)
)
)
Signature	)
)
)
Print Name	)	[NAME OF PARTICIPANT]
)
)
Address	)
)
)
)
Occupation	)

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your Options.

Exhibit "B"
TO OMNIBUS SHARE INCENTIVE PLAN OF I-80 GOLD CORP.

FORM OF OPTION EXERCISE NOTICE

TO: I-80 GOLD CORP.

This Exercise Notice is made in reference to stock options ("Options") granted under the Omnibus Share Incentive Plan (the "Plan") of i-80 Gold Corp. (the "Company").

The undersigned (the "Participant") holds options ("Options") under the Plan to purchase [•] common shares of the Company (each, a "Share") at a price per Share of CAD$[•] (the "Option Price") pursuant to the terms and conditions set out in that certain option agreement between the Participant and the Company dated [•] (the "Option Agreement"). The Participant confirms the representations and warranties contained in the Option Agreement.

The Participant hereby:

□

irrevocably gives notice of the exercise of ___ Options held by the Participant pursuant to the Option Agreement at the Option Price, for an aggregate exercise price of CAD$________ (the "Aggregate Option Price"), on the terms specified in the Option Agreement and encloses herewith a certified cheque payable to the Company or evidence of wire transfer to the Company in full satisfaction of the Aggregate Option Price.

The Participant acknowledges and agrees that: (i) in addition to the Aggregate Option Price, the Company may require the Participant to also provide the Company with a certified cheque or evidence of wire transfer equal to the amount of any applicable withholding taxes associated with the exercise of such Options, before the Company will issue any Shares to the Participant in settlement of the Options; and (ii) the Company shall have the sole discretion to determine the amount of any applicable withholding taxes associated with the exercise of such Options, and shall inform the Participant of such amount as soon as reasonably practicable upon receipt of this completed Exercise Notice.

- or -
□

irrevocably gives notice of the Participant's intention to surrender to the Company ___ Options held by the Participant pursuant to the Option Agreement in accordance with the Cashless Exercise Right (as defined in the Plan) granted in respect of such Options, and agrees to receive, in consideration for the surrender of such Options to the Company, that number of Shares equal to the following:

((A - B) x C) - D

A

where: A is the Market Value (as defined in the Plan) of a Share on determined as of the date this Exercise Notice is received by the Company; B is the Option Price; C is the number of Options in respect of which such Cashless Exercise Right is being exercised; and D is the amount of any applicable withholding taxes associated with the exercise of such Options, as determined by the Company in its sole discretion.

For greater certainty, where a Participant elects to surrender Options to the Company pursuant to his/her Cashless Exercise Right, the amount of any applicable withholding taxes determined pursuant to the above formula will be deemed to have been paid in cash by the Company to the Participant as partial consideration for the surrender and termination of the Options, which cash will be withheld by the Company and remitted to the applicable taxation authorities as may be required.

Registration:
The Shares issued pursuant to this Exercise Notice are to be registered in the name of the undersigned and are to be delivered, as directed below:
Name:
Address:

Date	Name of Participant

Date
Signature of Participant

Exhibit "C"
TO OMNIBUS SHARE INCENTIVE PLAN OF I-80 GOLD CORP.

FORM OF SHARE UNIT AGREEMENT

This Share Unit Agreement is entered into between i-80 Gold Corp. (the "Company") and the Participant named below, pursuant to the Company's Omnibus Share Incentive Plan (the "Plan"), a copy of which is attached hereto, and confirms that on:

1.	__________________________ (the "Grant Date"),
2.	__________________________ (the "Participant")
3.	was granted Share Units ("Share Units"), in accordance with the terms of the Plan, which Share Units will vest as follows:
Number of Share Units	Time Vesting Conditions	Performance Vesting Conditions

all on the terms and subject to the conditions set out in the Plan.

4.	Subject to the terms and conditions of the Plan, including provisions governing the vesting of Awards while the Company is in a Blackout Period, the performance period for any performance-based Share Units granted hereunder commences on the Grant Date and ends at the close of business on [•] (the "Performance Period"), while the restriction period for any time-based Share Units granted hereunder commences on the Grant Date and ends at the close of business on [•] (the "Restriction Period"). Subject to the terms and conditions of the Plan, Shares Units will be redeemed and settled fifteen days after the applicable Vesting Date, all in accordance with the terms of the Plan.
5.	By signing this Share Unit Agreement, the Participant:
(a)	acknowledges that he or she has read and understands the Plan and agrees with the terms and conditions thereof, which terms and conditions shall be deemed to be incorporated into and form part of this Share Unit Agreement (subject to any specific variations contained in this Share Unit Agreement);
(b)	acknowledges that, subject to the vesting and other conditions and provisions in this Share Unit Agreement, each Share Unit awarded to the Participant shall entitle the Participant to receive on settlement an aggregate cash payment equal to Market Value of a Share or, at the election of the Company and in its sole discretion, one Share of the Company. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any Share Unit, and, notwithstanding any discretion exercised by the Company to settle any Share Unit, or portion thereof, in the form of Shares, the Company reserves the right to change such form of payment at any time until payment is actually made;

(c)	acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the vesting and redemption of any Share Unit, as determined by the Company in its sole discretion;
(d)	agrees that a Share Unit does not carry any voting rights;
(e)	acknowledges that the value of the Share Units granted herein is denominated in Canadian dollars (CAD$), and such value is not guaranteed; and
(f)	recognizes that, at the sole discretion of the Company, the Plan can be administered by a designee of the Company by virtue of Section 2.2 of the Plan and any communication from or to the designee shall be deemed to be from or to the Company.
6.	The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this Share Unit Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Share Unit Agreement, and (c) hereby accepts these Share Units subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this Share Unit Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has reviewed this Share Unit Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this Share Unit Agreement.
7.	This Share Unit Agreement and the terms of the Plan incorporated herein constitutes the entire agreement of the Company and the Participant (collectively the "Parties") with respect to the Share Units and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This Share Unit Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of Ontario. Should any provision of this Share Unit Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.
8.	In accordance with Section 8.4(5) of the Plan, unless the Shares that may be issued upon the settlement of vested Share Units granted pursuant to this Share Unit Agreement are registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, such Shares may not be issued in the "United States" or to "U.S. Persons" (each as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Participant in the United States that have not been registered under the U.S. Securities Act will be deemed "restricted securities" (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Company and the Participant have executed this Share Unit Agreement as of ______________________, 20__.

I-80 GOLD CORP.

Per:
Authorized Signatory

EXECUTED by [•] in the presence of:	)
)
)
Signature	)
)
)
Print Name	)	[NAME OF PARTICIPANT]
)
)
Address	)
)
)
)
Occupation	)

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your Share Units.

Exhibit "D"
TO OMNIBUS SHARE INCENTIVE PLAN OF I-80 GOLD CORP.

FORM OF DSU AGREEMENT

This DSU Agreement is entered into between i-80 Gold Corp. (the "Company") and the Participant named below, pursuant to the Company's Omnibus Share Incentive Plan (the "Plan"), a copy of which is attached hereto, and confirms that on:

1.	__________________________ (the "Grant Date"),
2.	__________________________ (the "Participant")
3.	was granted ______________ deferred share units ("DSUs"), in accordance with the terms of the Plan.
4.	The DSUs subject to this DSU Agreement [are fully vested] [will become vested as follows: _________________].
5.	Subject to the terms of the Plan, the settlement of the DSUs, in cash (or, at the election of the Company, in Shares or a combination of cash and Shares), shall be payable to you, net of any applicable withholding taxes in accordance with the Plan, not later than December 15 of the first (1st) calendar year commencing immediately after the Termination Date, provided that if you are a U.S. Taxpayer, the settlement will be as soon as administratively feasible following your Separation from Service. If the Participant is both a U.S. Taxpayer and a Canadian Participant, the settlement of the DSUs will be subject to the provisions of Section 5.5(1) of the Plan.
6.	By signing this agreement, the Participant:
(a)	acknowledges that he or she has read and understands the Plan and agrees with the terms and conditions thereof, which terms and conditions shall be deemed to be incorporated into and form part of this DSU Agreement (subject to any specific variations contained in this DSU Agreement);
(b)	acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the vesting and redemption of any DSU, as determined by the Company in its sole discretion;
(c)	agrees that a DSU does not carry any voting rights;
(d)	acknowledges that the value of the DSUs granted herein is denominated in Canadian dollars (CAD$), and such value is not guaranteed; and
(e)	recognizes that, at the sole discretion of the Company, the Plan can be administered by a designee of the Company by virtue of Section 2.2 of the Plan and any communication from or to the designee shall be deemed to be from or to the Company.
7.	The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this DSU Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this DSU Agreement, and (c) hereby accepts these DSUs subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this DSU Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has reviewed this DSU Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this DSU Agreement.

8.	This DSU Agreement and the terms of the Plan incorporated herein constitutes the entire agreement of the Company and the Participant (collectively the "Parties") with respect to the DSUs and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This DSU Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of Ontario. Should any provision of this DSU Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.
9.	In accordance with Section 8.4(5) of the Plan, unless the Shares that may be issued upon the settlement of the DSU are registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, such Shares may not be issued in the "United States" or to "U.S. Persons" (each as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Participant in the United States that have not been registered under the U.S. Securities Act will be deemed "restricted securities" (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Company and the Participant have executed this DSU Agreement as of __, 20__.

I-80 GOLD CORP.

Per:
Authorized Signatory

EXECUTED by [•] in the presence of:	)
)
)
Signature	)
)
)
Print Name	)	[NAME OF PARTICIPANT]
)
)
Address	)
)
)
)
Occupation	)

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your DSUs.